


03056796



STANDARD MOTOR PRODUCTS, INC.

2002 Annual Report







Registrar & Transfer Co.
10 Commerce Drive,
Cranford, NJ 07016

Standard Motor Products, Inc.
Common Stock is listed on the
New York Stock Exchange
under the symbol SMP.

KPMG LLP
New York, NY 10154

Standard Motor Products, Inc.
37-18 Northern Boulevard
Long Island City, NY 11101

Offices: Long Island City, NY

U.S. Manufacturing and
Distribution Centers:
- Orlando, Florida
- Edwardsville, Kansas
- Reno, Nevada
- Long Island City, New York
- Wilson, North Carolina
- Disputanta, Virginia
- Greenville, South Carolina

Offices: Lewisville, Texas

U.S. Manufacturing and
Distribution Centers:
- Corona, California
- Fort Worth, Texas
- Grapevine, Texas
- Lewisville, Texas

SMP Motor Products, Ltd.
- Blue Streak-Hygrade Motor Products Ltd. Mississauga, Ontario
- Unimotor St. Thomas, Ontario

Standard Motor Products
Holdings Ltd.
Nottingham, England

Four Seasons Europe
Strasbourg, France

Standard Motor Products
(Hong Kong) Ltd.
Hong Kong

Standard Motor Products de
Mexico, S. De R.L. De C.V.
Reynosa, Mexico

Stanric, Inc.
Fajardo, Puerto Rico

Automotive Heater Exchange
Massa, Italy



The large photograph on the front cover shows a double-sided lapping machine used for putting the finish surface on critical internal fuel injector components. During operation, the two halves of the machine come together and turn in opposite directions. From the top, the yellow tubes feed a diamond slurry compound that provides the abrasion to finish the parts to the extremely tight parallelism, thickness and flatness tolerances required. Specifications are measured in microns (10,000ths of an inch).

The other pictures (top to bottom) are a fuel injector vacuum furnace, a Standard Plus ignition wire set, platinum vapor disposition equipment for oxygen sensors and a late-model vehicle.

Financial Summary

(Dollars in thousands, except per share amounts.)	Years Ended December 31, 2002	2001	2000
Net Sales	**$ 598,437**	$ 591,652	$ 601,392
Operating Income	**25,068**	15,123	30,711
Earnings From Continuing Operations	**6,091**	312	10,230
Net Earnings (Loss)	**$ (30,556)**	$ (2,485)	$ 9,729
Per Share:			
Earnings From Continuing Operations - Diluted	**$ 0.51**	$ 0.03	$ 0.85
Net Earnings (Loss) - Diluted	**(2.54)**	(0.21)	0.81
Dividends	**0.36**	0.36	0.36
Stock Price at Year End	**$ 13.00**	$ 13.90	$ 7.38
Average Number of Common and Dilutive Shares	**12,008,496**	11,830,737	11,974,341
Assets	**$ 490,758**	$ 509,429	$ 549,396
Stockholders' Equity	**$ 153,881**	$ 185,687	$ 194,305
Total Debt to Capitalization	**53.5%**	52.6%	51.1%

ABOUT THE COMPANY

Standard supplies functional replacement parts for the aftermarket, for the engine management and temperature control systems of cars, trucks, buses and tractors. The Company services all makes and models, both new and older cars, imported and domestic. These products are sold through both traditional and non-traditional distribution channels, throughout the United States and in many other countries. The Company employs approximately 3,300 people at its factories and distribution centers in North America, Europe and Hong Kong.

ANNUAL STOCKHOLDERS' MEETING

The Standard Motor Products, Inc. Annual Meeting of Shareholders will be held on May 22, 2003 at 2:00 PM at the JP Morgan Chase Bank, One Chase Manhattan Plaza, New York, NY 10081. A notice of this meeting, together with a proxy statement, is being mailed to all stockholders on or about April 22, 2003.

TO OUR STOCKHOLDERS

2002 was, for the most part, an extremely satisfying year, culminating in our recent announcement of an agreement to acquire Dana Corporation's Engine Management division.

For the Company as a whole, we increased our sales slightly; our operating profit went from $15.1 million to $25.1 million; and our improved cash flow enabled us to reduce debt by $29 million, following a $22 million reduction the year before.

Breaking it down by division, Engine Management nearly doubled its operating profit from $26.4 million to $41.8 million. The key ingredient here was an improvement in gross margin of approximately 4 points. The year before, we dramatically reduced production levels as we slashed inventory throughout the organization. In 2002, we returned to historic levels of production and gross margin.

Our Temperature Control division improved its operating profit by $6.5 million. As with Engine Management, we were helped by a return to normal production levels and gross margins. In addition, we saw a further reduction in warranty returns as we continued to make internal improvements in our product and to educate our installer base on the correct methods of installation for this increasingly complicated repair. Finally, we closed two outlying facilities, one in Chicago and one near Atlanta, and merged them into our Texas base. Since this occurred during the year, we achieved only partial-year savings, but incurred the full one-time cost of plant closures. In 2003, we will achieve the full benefits of the consolidations.

"...agreement to acquire the assets of Dana's Engine Management division."

"...we are fully confident in our ability to make this a total success."

Europe was, frankly, a disappointment. First, a little history. We began our investment in Europe in 1996 with the acquisition of Intermotor, a manufacturer of traditional ignition products, headquartered in England. In the following years we made a few additional and relatively small acquisitions, increasing our penetration in the Engine Management and Temperature Control markets, and consolidating them into a single European organization. Over the years, our profits were minimal, but we were confident that we were building a solid company for the future.

However, in 2002 we incurred an operating loss in Europe of $10.5 million. This included a goodwill write-down of $3.3 million, incremental costs associated with reorganizing the management structure and reducing personnel. Nevertheless,

Lawrence I. Sills, Chairman and CEO

John P. Gethin, President and COO



there was an operating loss and we are working hard to correct it. We have a new and aggressive management team in place and strong corrective action has begun. Changes include reductions in overhead personnel, outsourcing certain product groups to low-cost locations, and selling off an unprofitable division. We are confident that 2003 will be much better and remain optimistic about the future.

Finally, a word about the Dana acquisition. On February 10th we announced that we had signed a definitive agreement to acquire the assets of Dana Corporation's Engine Management division. We now have approval and are moving forward to close in the second quarter of this year.

As we wrote in our initial announcement, we view this as a major step forward for our company. Dana Corporation's Engine Management division has comparable product lines and channels of distribution to ours, and the acquisition will essentially double our Engine Management business. Our plan is to consolidate what are currently duplicate operations – in manufacturing, distribution, finance, MIS, sales and marketing – into single operations. Once the transition period is complete, which we anticipate may take up to 18 months, we believe there will be substantial cost savings.

With this acquisition, we will be doubling the strongest part of our total business, Engine Management, the division with the highest margins and most stable stream of earnings.

It is thanks to our skilled, experienced and dedicated work force that we are in a position to take this major step. And, it is because of them that we are fully confident in our ability to make this a total success.

Lawrence I. Sills	John P. Gethin
Chairman	President


TURBO

Standard offers a wide range of products to meet the needs of customers. We manufacture the most important and high volume products, and acquire others through our worldwide network of contacts. Standard has a reputation for high quality products and each facility continually works to improve their operation. The national and international quality certifications achieved along with our growing list of internationally recognized customers attest to our success.

The following is a more detailed view of our major manufacturing operations and projects.

ENGINE MANAGEMENT

Long Island City

Ignition coils, distributor caps and rotors are manufactured in this location. In 2002 we invested $1.3 million in new equipment and tooling, and began manufacturing three new ignition coils and two new distributor caps. This investment will result in yearly savings of $1.5 million.

We recently passed an audit for ISO9001:2000 quality certification. Ignition coil, distributor cap and rotor manufacturing along with the engineering design and support functions are all included in this certification. Customers include Bosch GmbH for ignition coils.

The Purchasing department in Long Island City has continued to achieve significant cost reductions. In 2002, the department celebrated its fifth consecutive year of price decreases.

Stanric

Our Puerto Rico location manufactures many of Standard's products including oil pressure switches, throttle position sensors and voltage regulators. In 2002 we added an additional 18 new products including idle air control valves, coolant temperature sensors, camshaft and crankshaft position sensors.

Customers for many of these products include GMSPO (General Motors' dealer Service Parts Operation) and Delphi.

Electronic Business Unit

Established in Orlando, Florida in 1997, the Electronic Business Unit (EBU) manufactures ignition modules and voltage regulators. Our Hong Kong electronics facility manufactures manifold absolute pressure (MAP) sensors and does final assembly on electronics produced in Orlando.

In 2002, we manufactured three new Ford and General Motors (GM) control modules. These additions continue our emphasis to be a basic manufacturer of all high volume products.

The Orlando facility was certified QS9000 in 2000, 2001 and again in 2002. Hong Kong is ISO9001:2000 certified. These certifications confirm Standard's on-going commitment to and reputation for quality. In 2002 we implemented double wire bonding and copper slug technology in control modules for longer product life and improved customer satisfaction.

We use original equipment (OE) components and have OE contracts including supplying parts to Ford Motor Company and Bosch GmbH for their dealer service requirements. An agreement with Delphi provides us with integrated circuit chips for ignition control modules used on DIS and other systems.

We recently acquired state-of-the-art automated optical inspection equipment. Each thick film substrate can now be 100% optically inspected at several stages of the print and fire manufacturing operation. The equipment verifies exact printing and laser cutting. The result is tighter control during manufacturing and a reduction in scrap, as we are able to closely watch quality trends, catch potential problems early and adjust our process. We are one of the only companies in the automotive market with this technology, which gives us a quality edge over competitors.

Oxygen Sensor Business Unit

The Oxygen Sensor Business Unit was established in Wilson, North Carolina in 1998 following the acquisition of the manufacturing operation from Allied Signal in 1997.

Oxygen sensors monitor the oxygen content in exhaust gases and send a voltage signal to the engine control computer that adjusts the fuel flow to the engine. Late model vehicles have up to four oxygen sensors. They are one of the few components where the vehicle manufacturers have recommended specific replacement intervals. In addition, they function in the harsh environment of the exhaust system and can be destroyed by contaminants such as oil and antifreeze in the exhaust gases. These units represent an excellent area of growth for Standard.

Recognizing the important growth aspects of this line, we have aggressively expanded our offering to well over 500 sensors. Twenty additional products were manufactured in 2002. We manufacture 90% of our sales.

Our operation is QS9000 certified. In addition, our product is certified as compliant to German requirements by TÜV, the German quality approval agency. Most European countries recognize the TÜV approval for products sold in their areas.

Standard is the only supplier in the world of some Titania sensors. These unique sensors were used by DaimlerChrysler and we remain their supplier for OES requirements. We also supply GMSPO on some numbers. Since acquiring this manufacturing business from AlliedSignal in 1997, we have consistently received perfect marks in our annual quality and performance review by DaimlerChrysler, and also have the highest supplier rating from GMSPO.

This year we acquired equipment to automate our statistical process control, allowing us to monitor our manufacturing processes in "real time" and make adjustments to insure consistency.

This business unit uses lean manufacturing techniques to evaluate manufacturing processes and to identify and implement changes. Our methods for evaluation bring continuous improvement and focus on



Oxygen Sensor Manufacturing

We blend a complex Zirconia - based ceramic composition and apply a thin coating of platinum using vapor disposition during our manufacturing process.



Electronic Business Unit

Automated optical inspection equipment helps to insure exact printing and laser cutting on hybrid electronics.



eliminating waste, whether it be in scrap, motion, time, work-in-process, inventory or floor space. Each year we improve our operation and in 2002 achieved an 11% reduction in work-in-process (WIP).

Fuel Injector Business Unit

2002 was a big year for Standard in fuel injectors. We acquired the Johnson Controls' U.S. operation in Greenville, South Carolina. This had been a part of Sagem, a large French OE manufacturer of fuel injectors. We had an exclusive agreement with Sagem for many years. When they decided to exit the business it gave us an opportunity to become a basic manufacturer through the acquisition of this high quality OE manufacturing operation.

This important acquisition demonstrates our commitment to stay current and a basic manufacturer in the key technologies of engine management. It is a large and modern facility, with 180,000 square feet of space and highly sophisticated equipment. This is a highly vertically integrated operation, which means that we fabricate almost all components from raw materials.

We are QS9000 and TÜV certified. These approvals allow our traditional customers to enjoy the same attention to quality required by our OE and OES (OE service parts) customers.

Products are sold to Ford Europe for their Focus model and to Peugeot. We sell OES to Delphi Diesel, Jaguar, Land Rover and BMW. Along with fuel injectors, we manufacture a camshaft position sensor for DaimlerChrysler new vehicle production on Jeep Cherokee and Wrangler applications through 2004.

All fuel injectors must meet critical engine requirements for fit and function. Our injectors have an advantage with a superior disc-style fuel on-off valve assembly. This valve is able to operate not only with the current gasoline engines, but also with systems using hydrogen and natural gas fuels. The move to alternate fuels should represent major opportunities for Standard.

Remanufactured Electronics

Through our joint venture with Blue Streak Electronics, we remanufacture a wide array of the complex electronic units in late-model vehicles ... including engine control and anti-lock brake computers and electronic dashboards. We have expanded this line to cover almost any electronic part. Blue Streak Electronics is located near Toronto, Canada with a U.S. operation in Boca Raton, Florida.

In 2002, Blue Streak Electronics attained ISO9001:2000 certification.

Flash programming is the latest challenge to the automotive aftermarket. Since 1993 some vehicle manufacturers have used electronic components with reprogrammable software so they can fix performance or emission problems with only a software update in the computer. The first component affected was the Engine Control Module (ECM) and Blue Streak Electronics was the first to provide the aftermarket parts distributor with the tools and software to stock and reprogram these modules with the latest OE software updates.

Our solution, called "i flash", established Standard as the leader in remanufactured electronics and



Fuel Injectors

Our superior design provides advantages for current gasoline engines, and also for systems using hydrogen and natural gas fuels.

gave our customers access to over 73 million cars and light trucks using reprogrammable ECMs. We expect more automotive components will embrace this technology since it provides OE manufacturers with an easy method of updating vehicle performance. Standard's customers are well positioned to take advantage of this rapidly changing technology.

Wire & Cable Business Unit

Ignition wire and battery cables are manufactured in Edwardsville, Kansas. Ignition wire sets are also manufactured in our Reynosa, Mexico facility. Our Standard Plus brand wire sets are recognized as the finest product and contain many improvements over original equipment.

Ignition wires move the high voltage from the coil to the spark plug. Molded silicone boots are a significant quality component of any wire set. They hold in the high voltage required to fire the spark plugs and keep out moisture and contaminants. We mold most of our own boots using a very high temperature silicone with elevated dielectric strength to provide customers with maximum life and superior performance.

As of 2002, Reynosa, Mexico is QS9000 certified and Kansas boot molding is ISO9002:1994 certified. The entire Kansas facility expects to attain ISO9001:2000 certification in 2003.

In 2002, we were awarded the NAPA Mileage Plus wire program and shipments began in May.

Distribution

A warehouse management system is now fully implemented in our highest volume distribution center in Disputanta, Virginia. The last element, pack-to-order, was completed in 2002. Pick-to-light, label-to-order and pack-to-order have improved accuracy and efficiency. We ship half the orders on the day they are received and 87% in two days.

Due to the new technologies and methods of our warehouse management system, inventory was reduced again in 2002, continuing the improvements made during the last few years.

Proliferation of Parts

Vehicle manufacturers introduce thousands of additional parts each year. To meet the demands of our customers, we continue to expand our product offering to cover these new applications. We added over 3,000 new part numbers in our Standard brand in 2002. However, careful research and engineering evaluations allowed us to use this coverage for over 8,000 OE part numbers. These intelligent consolidations of OE numbers allow us to cover more vehicles with fewer parts, resulting in a lower inventory investment for our customers and ourselves.

TEMPERATURE CONTROL

Production

Our Temperature Control Division (TCD) is a major supplier of air conditioning and heating system products. Strategically located manufacturing plants produce both new and remanufactured air conditioning compressors along with a wide array of related products. The Hayden manufacturing unit is located in Southern California and produces temperature control products, such as transmission



Wire & Cable

Standard Plus ignition wire sets are one of the best-known brands among professional technicians. Many features are superior to the OE product.



TO OUR STOCKHOLDERS

oil coolers and fan clutches, for engines. Unimotor in Ontario, Canada makes blower, radiator and fan motors.

All Temperature Control Division operations are QS9000 certified.

TCD implemented enterprise resource planning (ERP) software in 2002. This allowed us to better coordinate sales, planning, manufacturing and distribution operations. This software was an important component in our ability to reduce inventory and improve customer order fill rates.

We acquired significant OE and OES customers in 2002. We now supply accumulators to GMSPO and Mazda North America. Blower and radiator fan motors are sold to GMSPO, and DaimlerChrysler Parts and Service. GMSPO also purchases our window lift motors. Volvo Heavy Duty & Porsche North America purchase our remanufactured compressors.

In late 2002, Hayden passed an engineering evaluation and was approved by GMSPO Quality Assurance to supply 14 fan clutch numbers for their service part operations and ACDelco sales.

In late 2002, Unimotor received Engineering and Quality Assurance approval from DaimlerChrysler to begin supplying heating, ventilation and air conditioning (HVAC) motors for service parts operations.

Distribution

Two locations were consolidated into our TCD Maxair manufacturing location in Fort Worth, Texas. The ACI window lift and washer pump operations moved from Elk Grove Village, Illinois, near Chicago, and the Air Parts steel drier operations moved from Cumming, Georgia, near Atlanta.

To speed shipments to our customers in the Northeastern and Mid-Atlantic states we added temperature control products in our Engine Management distribution center in Virginia. Temperature control products are now distributed from Lewisville, Texas; Corona, California; and Disputanta, Virginia.

Returns

In 2000 we implemented a strong program to reduce excessively high warranty returns on air conditioning products specifically due to improper installation and incomplete service. We implemented training programs for professional technicians and store counter personnel, and substantially tightened our rules for returning products under warranty. Our results have been impressive with substantial reductions in warranty returns for each of the last three years.



Training Center

The Corporation Training Center is located in Irving, Texas. A staff of professional trainers and support personnel develop and provide training to professional technicians and sales personnel.



New Air Conditioning Compressors

New compressors are a rapidly growing portion of the air conditioning business. We make both new and remanufactured compressors in our Grapevine, Texas facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Report contains forward-looking statements. Forward-looking statements in this report are indicated by words such as "anticipates," "expects," "believes," "intends," "plans," "estimates," "projects" and similar expressions. These statements represent our expectations based on current information and assumptions. Forward-looking statements are inherently subject to risks and uncertainties. Our actual results could differ materially from those which are anticipated or projected as a result of certain risks and uncertainties, including, but not limited to a number of factors, including economic and market conditions; the performance of the aftermarket sector; changes in business relationships with our major customers and in the timing, size and continuation of our customers' programs; the ability of our customers to achieve their projected sales; competitive product and pricing pressures; increases in production or material costs that cannot be recouped in product pricing; successful integration of acquired businesses; product liability (including, without limitation, those related to estimates to asbestos-related contingent liabilities) matters; as well as other risks and uncertainties. Those forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion should be read in conjunction with our financial statements and the notes thereto. This discussion summarizes the significant factors affecting our results of operations and the financial condition of our business during each of the fiscal years in the three year period ended December 31, 2002.

Business Overview

We are a leading independent manufacturer and distributor of replacement parts for motor vehicles in the automotive aftermarket industry. We are organized into two major operating segments, each of which focuses on a specific segment of replacement parts. Our Engine Management Segment manufactures ignition and emission parts, on-board computers, ignition wires, battery cables and fuel system parts. Our Temperature Control Segment manufactures and remanufactures air conditioning compressors, and other air conditioning and heating parts. We sell our products primarily in the United States, Canada and Latin America. We also sell our products in Europe through our European Segment.

Acquisition. On February 7, 2003, we signed an agreement to purchase Dana's EMG Business, for a purchase price equal to the closing net book value of the business, subject to a maximum purchase price of $125 million. Dana's EMG Business is a leading manufacturer of aftermarket parts in the automotive industry focused exclusively on engine management. Dana's EMG Business manufacturers ignition systems, emission parts, engine computers, ignition wires, battery cables and fuel system parts. Customers of Dana's EMG Business include NAPA Auto Parts, CSK Auto, O'Reilly Automotive and Pep Boys. We intend to integrate Dana's EMG Business into our Engine Management Segment within 18 months from the closing of the acquisition. The closing of the acquisition is subject to our financing of the purchase price. We intend to finance the acquisition and the payment of related fees and expenses and restructuring and integration costs by (a) drawing on our revolving credit facility, (b) issuing shares of our common stock and (c) obtaining seller financing.

The acquisition purchase price is subject to a post-closing adjustment based upon the book value of the acquired assets of Dana's EMG Business less the book value of the assumed liabilities of Dana's EMG Business as of the close of business on the closing date.

The acquisition is subject to our obtaining financing for the acquisition and other customary closing conditions. We expect to close the acquisition during the second quarter of 2003.

Customers. We distribute our products through a variety of distribution channels, including wholesale distributors, retail chains, service chains and original equipment dealers. Our warehouse distribution



channel represents 61% of our consolidated net sales for the year ended December 31, 2002. Our retail channel of distribution has grown significantly from approximately $41 million in consolidated net sales to retailers in 1993 (representing 7% of consolidated net sales) to approximately $138 million in 1997 (representing 26% of consolidated net sales), and to approximately $169 million in 2002 (representing 28% of consolidated net sales). In 1997, we commenced distributing our products through the original equipment service supplier channel, and sold approximately $3 million in consolidated net sales to original equipment service suppliers (representing 0.6% of consolidated net sales), which increased to approximately $23 million in 2002 (representing 3.8% of consolidated net sales).

Our five largest individual customers accounted for 46% of our 2002 consolidated net sales. Members of one marketing group represent our largest group of customers and accounted for approximately 15% of our 2002 consolidated net sales. One individual member of this marketing group accounted for 13% of our 2002 consolidated net sales.

Seasonality. Historically, our operating results have fluctuated by quarter, with the greatest sales occurring in the second and third quarters of the year and revenues generally being recognized at the time of shipment. It is in these quarters that demand for our products is typically the highest, specifically in the Temperature Control Segment of our business. In addition to this seasonality, the demand for our Temperature Control products during the second and third quarters of the year may vary significantly with the summer weather. For example, a cool summer may lessen the demand for our Temperature Control products, while a hot summer may increase such demand. As a result of this seasonality and variability in demand of our Temperature Control products, our working capital requirements peak near the end of the second quarter, as the inventory build-up of air conditioning products is converted to sales and payments on the receivables associated with such sales have yet to be received. During this period, our working capital requirements are typically funded by borrowing from our revolving credit facility.

The seasonality of our business offers significant operational challenges in our manufacturing and distribution functions. To limit these challenges and to provide a rapid turnaround time of customer orders, we traditionally offer a pre-season selling program, known as our "Spring Promotion", in which customers are offered a choice of a price discount or longer payment terms.

Inventory Management. We instituted an aggressive inventory reduction campaign initiated in 2001. We targeted a minimum $30 million inventory reduction in 2001, but exceeded our goal by reducing inventory by $57 million that year. Importantly, while reducing inventory levels, we maintained customer service fill rate levels of approximately 93%. In 2002, we further reduced inventory by additional $8 million.

We face inventory management issues as a result of warranty and overstock returns. Many of our products carry a warranty ranging from a 90-day limited warranty to a lifetime limited warranty, which generally covers defects in materials or workmanship and failure to meet industry published specifications. In addition to warranty returns, we also permit our customers to return products to us within customer-specific limits in the event that they have overstocked their inventories. In particular, the seasonality of our Temperature Control Segment requires that we increase our inventory during the winter season in preparation of the summer selling season and customers purchasing such inventory have the right to make returns.

In order to better control warranty and overstock return levels, beginning in 2000 we tightened the rules for authorized warranty returns, placed further restrictions on the amounts customers can return and instituted a program so that our management can better estimate potential future product returns. In addition, with respect to our air conditioning compressors, our most significant customer product warranty returns, we established procedures whereby a warranty will be voided if a customer does not follow a twelve-step warranty return process.

Comparison of 2002 to 2001

Sales. On a consolidated basis, net sales for 2002 increased by $6.8 million over 2001 to $598.4 million. This net increase was driven by a $17.6 million increase in Engine Management, year over year. New business was the primary contributor with gains achieved in the retail business where certain customers expanded their own business; new wire and cable business acquired from an existing customer; and new original equipment customers acquired through our acquisition of Sagem, Inc. in May of 2002.

With respect to Temperature Control, net sales for 2002 decreased by $14.8 million to $255.1 million. Net sales were unfavorable due to a combination of factors including a partial loss in business with a significant retail customer in 2002; 2001 net sales included approximately $7 million of "pipeline" orders for a new customer which did not repeat in 2002; and distributors "working off" inventory left over from previous mild summer seasons.

Gross Margins. Gross margins, as a percentage of consolidated net sales, increased to 26.3% in 2002 from 23.5% in 2001. The improvement in gross margins reflects the return in 2002 to more normal production levels, as the aggressive and successful inventory reduction campaign in 2001 benefited 2002, in both of our major segments. Engine Management gross margins improved approximately 4 percentage points, while Temperature Control improved approximately 3.7 percentage points. 2002 gross margins also benefited from a decrease in warranty returns in both Engine Management and Temperature Control. Overall, warranty returns improved by approximately one percentage point, as a percentage of net sales.

Selling, general and administrative expenses. Selling general and administrative expenses increased to $129.1 million or 21.6% of net sales in 2002, from $123.9 million or 20.9% of net sales in 2001. Contributing to the increase was approximately $2 million of restructuring costs related to the consolidation of certain manufacturing and distribution facilities within the Temperature Control segment. Also contributing to the overall increase was higher insurance and employee benefit costs.

Goodwill. Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, goodwill and Other Intangible Assets ("SFAS No. 142"). In accordance with SFAS No. 142, goodwill will no longer be amortized, but instead, will be subject to an annual review for potential impairment. Using the discounted cash flows method, based on our weighted average cost of capital and market multiples, we reviewed the fair values of each of our reporting units. The decline in economic and market conditions, higher integration costs than anticipated and the general softness in the automotive aftermarket caused a decrease in the fair values of certain of our reporting units. As a result, we recorded an impairment loss on goodwill as a cumulative effect of accounting change of $18.3 million, net of tax, or $1.55 per diluted share during the first quarter of 2002. The impairment loss related to goodwill pertaining to certain of our reporting units within our European Segment and our Temperature Control Segment for which we recorded charges of $10.9 million and $7.4 million, respectively.

During the fourth quarter of 2002, the Company completed its review of goodwill for potential impairment. After giving consideration to 2002 losses in Europe and budgeted 2003 losses, the Company wrote-off the remaining goodwill associated with the Engine Management reporting unit of the European Segment. With respect to the European Segment, approximately $1.4 million of goodwill remains on the December 31, 2002 balance sheet, all of which pertains to the Temperature Control reporting unit.



Other Income. Other income, net increased approximately $0.4 million over 2001. Contributing to the increase was the elimination of fees related to an accounts receivable sales arrangement eliminated in April of 2001.

Interest Expense. Interest expense decreased by approximately $3.2 million, as compared to 2001. Contributing to overall decrease was lower borrowings (during 2002 total debt was reduced approximately $29 million) and lower interest rates.

Income Taxes. The overall effective tax rate increased from 32% in 2001 to 57% in 2002. The significant increase is primarily the result of the operating losses in our European Segment, for which no income tax benefit has been recorded because it is more likely than not that such losses will not be realized in the near future. Supplementing the effect Europe had on the effective rate was the increase in the Company's domestic earnings as a percentage of overall earnings before taxes.

Loss on discontinued operations. Loss on discontinued operations reflect the charges associated with asbestos, including legal expenses. As discussed in Note 18 of the notes to the consolidated financial statements, the Company is responsible for certain future liabilities relating to alleged exposure to asbestos - containing products. Based on the information contained in the September 2002 actuarial study, which estimated an undiscounted liability for settlement payments ranging from $27.3 million to $58 million, and all other available information considered by the Company, and as further set forth in such Note 18, the Company recorded an after tax charge of $16.9 million as a loss from discontinued operation during the third quarter of 2002 to reflect such liability. The Company concluded that no amount within the range of settlement payments was more likely than any other and, therefore, recorded the low end of the range as the liability associated with future settlement payments through 2052 in the Company's consolidated financial statements, in accordance with generally accepted accounting principles. Total legal expenses associated with asbestos related matters totaled $0.9 million in 2002.

Comparison of 2001 to 2000

Sales. After giving consideration to the adoption of Emerging Issues Task Force guidelines entitled "Accounting for Certain Sales Incentives" and "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", consolidated net sales in 2001 were $591.7 million, a decrease of $9.7 million compared to consolidated net sales of $601.4 million in 2000. The decrease in consolidated net sales was a result of decreases in our existing traditional business lines and higher costs for adding a new customer. The decrease was mitigated by the Engine Management Segment, which benefited from a full year of sales to a new major customer added during the third quarter of 2000 (with incremental sales of approximately $6 million in 2001), along with additional wire set business from a major group of warehouse distributors. The Temperature Control Segment regained a major retail customer we had lost in early 2000 (this customer accounted for consolidated net sales of approximately $30 million in 2001, excluding filling the initial "pipeline" of orders from such customer). Excluding this new business, sales to existing accounts decreased, primarily a result of another cool summer for air conditioning, and the continuing inventory reduction program on the part of many of our customers.

Gross margins. Gross margins, as a percentage of consolidated net sales, decreased to 23.5% in 2001, from 27.1% in 2000. Gross margins in our Engine Management Segment were 26.4% in 2001 compared to 29.4% in 2000. Gross margins in our Temperature Control Segment were 18.2% in 2001 compared to 23.4% in 2000. The decrease in gross margins was primarily due to our planned inventory reduction programs. The reduction in gross margins was across all product lines as we originally targeted a minimum $30 million inventory reduction in 2001. Actual inventory reduction amounted to $57 million, while we maintained high customer service fill levels. These changes reflect the impact of underabsorbed overhead costs as a result of cutting production and temporarily closing manufacturing facilities at both Engine Management and Temperature Control facilities.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by $8 million to $124 million in 2001, compared to $132 million in 2000. This decrease reflected the focus on our cost reduction efforts, with benefits primarily in the marketing and distribution areas in our Temperature Control Division.

Income from operations. Operating income decreased by $15.6 million compared to 2000, primarily due to the lower gross margins as discussed above.

Other income (expenses), net. Other income, net increased by $2.3 million compared to 2000. The increase was primarily due to the reduction of fees related to the termination of the sale of accounts receivable agreement and an increase in interest and dividend income.

Interest expense. Interest expense decreased slightly by $0.6 million in 2001 compared to 2000, due to lower interest rates and lower average borrowings.

Income tax provision. Income tax expense decreased to $0.1 million in 2001 from $2.9 million in 2000. The decrease was primarily due to overall lower earnings. The effective tax rate increased from 22% in 2000 to 32% in 2001. The increase was primarily due to a decrease in earnings from our foreign subsidiaries, which have lower tax rates than the United States statutory rate.

Impact of Inflation

Although inflation is not a significant issue, management believes it will be able to continue to minimize any adverse effect of inflation on earnings through cost reduction programs, including the sale of manufactured products, and, where competitive situations permit, selling price increases.

Future Results of Operations

We continue to face competitive pressures. In order to sell at competitive prices while maintaining profit margins we are continuing to focus on overhead and cost reductions.

Liquidity and Capital Resources

Operating Activities. During the year ended December 31, 2002, cash provided by operations amounted to $60.2 million, compared to $40.2 million in 2001 and cash used in operations of $1 million in 2000. The improvement in 2001 was primarily attributable to our efforts to reduce inventory levels from their elevated levels of December 31, 2000. The improvement in 2002 is primarily attributable to improved earnings from continuing operations, higher accounts payable and continued reductions in inventory.

For the year ended December 31, 2002, inventory decreased by an additional $8 million over the $57 million reduction in 2001, which resulted primarily from reduced production and purchases, and where needed, the temporary closing of manufacturing facilities. Reductions were realized in both the Engine Management and Temperature Control Segments. Inventory turnover was 2.3 times in 2002, 2.1 times in 2001, and 1.8 times in 2000.

Investing Activities. Cash used in investing activities was $26.9 million for the year ended December 31, 2002, compared to $14.2 million in 2001 and $18.7 million in 2000. The increase was primarily due to acquisitions, partially offset by decreases in capital expenditures. Assets acquired consist primarily of property, plant and equipment, receivables and inventory. All acquisitions were financed with funds provided under our revolving credit facility and seller financing.

In January 2002, we acquired the assets of a temperature control business from Hartle Industries for $4.8 million. The assets consist primarily of property, plant and equipment, and inventory. In April 2002, we acquired Carol Cable Limited, a manufacturer and



distributor of wire sets based in the United Kingdom, for approximately $1.7 million. The assets from this acquisition consist primarily of property, plant and equipment, and inventory. In addition, during 2002, the Company paid approximately an additional $2.8 million for the remaining equity interest in SMP Holdings Limited. In May 2002, we purchased the aftermarket fuel injector business of Sagem Inc., a subsidiary of Johnson Controls, for $10.5 million. Sagem, Inc. is a basic manufacturer of fuel injectors and was our primary supplier prior to the acquisition. Assets acquired from this acquisition consist primarily of property, plant and equipment, and inventory. The purchase was partially financed by the seller ($5.4 million to be paid over a two year period), with the remaining funds being provided under our revolving credit facility.

Capital expenditures for the three most recent fiscal years ended December 31 totaled $7.6 million in 2002, $13.7 million in 2001 and $16.7 million in 2000.

Financing Activities. Cash used in financing activities was $32.7 million for the year ended December 31, 2002, compared to $25.4 million in 2001 and $11.5 million in 2000. The increase in cash used was primarily due to our focus on reducing our borrowings. Dividends paid for the three most recent fiscal years ended December 31 were $4.3 million in 2002, $4.2 million in 2001 and $4.3 million in 2000. The decreased borrowings reflect our focus on reducing capital employed in the business.

Effective April 27, 2001 we entered into an agreement with General Electric Capital Corporation, as agent, and a syndicate of lenders for a new secured revolving credit facility. The term of the new credit agreement was for a period of five years and provided for a line of credit up to $225 million. The Company recorded an extraordinary loss of approximately $2.8 million, net of taxes, in the second quarter of 2001, for a prepayment penalty and write-off of unamortized fees.

On February 7, 2003, we amended our revolving credit facility to provide for an additional $80 million commitment, subject to the terms and conditions therein, which will become effective upon the closing of our acquisition of Dana's EMG Business. This additional commitment increases the total amount available for borrowing under our revolving credit facility to $305 million. In addition, in order to facilitate the aggregate financing of the acquisition, we are planning on issuing approximately $59 million of common stock in a public offering which will occur in connection with the closing of the acquisition. After applying all of the net proceeds from the public offering of our common stock to repay a portion of our outstanding indebtedness under our revolving credit facility, we intend to borrow the entire cash portion of the purchase price of Dana's EMG Business from our revolving credit facility upon the closing of the acquisition. Availability under our revolving credit facility is based on a formula of eligible accounts receivable, eligible inventory and eligible fixed assets, and will include the purchased assets of Dana's EMG Business. We expect such availability under the revolving credit facility, following the initial draw down at the acquisition closing, to be sufficient to meet our ongoing operating and integration costs.

Direct borrowings under our revolving credit facility bear interest at the prime rate plus the applicable margin (as defined) or the LIBOR rate plus the applicable margin (as defined), at our option. Borrowings are collateralized by substantially all of our assets, including accounts receivable, inventory and fixed assets, and those of our domestic and Canadian subsidiaries. Our credit facility prior to the acquisition provides for certain financial covenants limiting our capital expenditures and requiring us to maintain a certain tangible net worth at the end of each fiscal quarter. As of December 31, 2002, we were in compliance with our applicable financial covenants. Following our acquisition of Dana's EMG Business, the terms of our revolving credit facility provide for, among other provisions, new financial covenants requiring us, on a consolidated basis, (1) to maintain specified levels of EBITDA at the end of each fiscal quarter for the 12-month period then ended, through June 30, 2004, (2) to fall within specified levels of a fixed charge coverage ratio at the end of each fiscal quarter for the 12-month period then ended, and (3) to limit capital expenditure levels for each fiscal year through 2007.

Our profitability and working capital requirements are more seasonal due to the sales mix of our Temperature Control products. Our working capital requirements usually peak near the end of the second quarter, as the inventory build-up of air conditioning products is converted to sales, and payments on the receivables associated with such sales have yet to be received. These increased working capital requirements are funded by borrowings from our revolving credit facility. We anticipate that our present sources of funds will continue to be adequate to meet our needs for the next several years.

During the years 1998 through 2000, our board of directors authorized multiple repurchase programs under which we could repurchase shares of our common stock. During such years, an aggregate of $26.7 million of common stock was repurchased to meet present and future requirements of our stock option programs and to fund our employee stock option plan. As of December 31, 2002, we had board authorization to repurchase additional shares at a maximum cost of $1.7 million. During the years ended December 31, 2002 and 2001, we did not repurchase any shares of our common stock.

In July 2001, we entered into interest rate swap agreements to manage our exposure to interest rate changes. The swaps effectively convert a portion of our variable rate debt under the revolving credit facility to a fixed rate, without exchanging the notional principal amounts. At December 31, 2002, we had two outstanding interest rate swap agreements (in an aggregate notional principal amount of $75 million), one of which matured in January 2003 and one of which is scheduled to mature in January 2004. Under these agreements, we receive a floating rate based on the LIBOR interest rate, and pay a fixed rate of 4.92% on a notional amount of $45 million and 4.37% on a notional amount of $30 million. If, at any time, the swaps are determined to be ineffective, in whole or in part, due to changes in the interest rate swap agreements, the fair value of the portion of the interest rate swap determined to be ineffective will be recognized as gain or loss in the statement of operations for the applicable period.

On July 26, 1999, we issued our convertible debentures, payable semi-annually, in the aggregate principal amount of $90 million. The debentures are convertible into 2,796,120 shares of our common stock, and mature on July 15, 2009. The proceeds from the sale of the debentures were used to prepay an 8.6% senior note, reduce short term bank borrowings and repurchase a portion of our common stock.

The following is a summary of our contractual commitments associated with our debt and lease obligations as of December 31, 2002:

	Years Ended December 31,						
(Dollars in thousands)	2003	2004	2005	2006	2007	Thereafter	Total
Principal payments of long term debt	$ 4,108	$ 2,914	$ 75	$76,330	$ 88	$90,033	$173,548
Operating leases	7,706	6,320	5,336	3,736	2,558	4,112	29,768
Interest rate swap agreements	113	1,792	-	-	-	-	1,905
Total commitments	$11,927	$11,026	$5,411	$80,066	$2,646	$94,145	$205,221


1st Qtr

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations," where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 of the notes to our consolidated annual financial statements. Preparation of our consolidated annual and quarterly financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting periods. We can give no assurance that actual results will not differ from those estimates.

Revenue Recognition. We derive our revenue primarily from sales of replacement parts for motor vehicles, from both our Engine Management and Temperature Control Segments. We recognize revenue from product sales upon shipment to customers. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period.

Inventory Valuation. Inventories are valued at the lower of cost or market. Cost is generally determined on the first-in, first-out basis. Where appropriate, standard cost systems are utilized for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of lower of cost or market value of inventory are determined at the reporting unit level and are based upon the inventory at that location taken as a whole. These estimates are based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

We also evaluate inventories on a regular basis to identify inventory on hand that may be obsolete or in excess of current and future projected market demand. For inventory deemed to be obsolete, we provide a reserve on the full value of the inventory. Inventory that is in excess of current and projected use is reduced by an allowance to a level that approximates our estimate of future demand.

Sales Returns and Other Allowances and Allowance for Doubtful Accounts. The preparation of financial statements requires our management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Specifically, our management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends, and changes in customer demand when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. At December 31, 2002, the allowance for sales returns totaled $16.3 million. Similarly, our management must make estimates of the uncollectability of our accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. At December 31, 2002 the allowance for doubtful accounts and for discounts totaled $4.9 million.

Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. At December 31, 2002, we had a valuation allowance of $21.7 million, due to uncertainties related to our ability to utilize some of our deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable.

In the event that actual results differ from these estimates, or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our business, financial condition and results of operations.

Valuation of Long-Lived and Intangible Assets and Goodwill. We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include the following: significant under performance relative to expected historical or projected future operating results; significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and significant negative industry or economic trends. With respect to goodwill, we test for potential impairment in the fourth quarter of each year as part of our annual budgeting process. We review the fair values of each of our reporting units using the discounted cash flows method and market multiples.

Retirement and Postretirement Medical Benefits. Each year we calculated the costs of providing retiree benefits under the provisions of SFAS 87 and SFAS 106. The key assumptions used in making these calculations are disclosed in Notes 12 and 13 to our consolidated financial statements. The most significant of these assumptions are the discount rate used to value the future obligation, expected return on plan assets and health care cost trend rates. We select discount rates commensurate with current market interest rates on high-quality, fixed rate debt securities. The expected return on assets is based on our current review of the long-term returns on assets held by the plans, which is influenced by historical averages. The medical cost trend rate is based on our actual medical claims and future projections of medical cost trends.

Asbestos Reserve. The Company is responsible for certain future liabilities relating to alleged exposure to asbestos containing products. A September 2002 actuarial study estimated a liability for settlement payments ranging from $27.3 million to $58 million. The Company concluded that no amount within the range of settlement payments was more likely than any other and, therefore, recorded the low end of the range as the liability associated with future settlement payments through 2052 in the Company's consolidated financial statements, in accordance with generally accepted accounting principles. The Company plans on performing a similar annual actuarial analysis during the third quarter of each year for the foreseeable future. Based on this analysis and all other available information, the Company will reassess the recorded liability, and if deemed necessary, record an adjustment to the reserve, which will be reflected as a loss or gain from discontinued operations. Legal expenses associated with asbestos related matters are expensed as incurred.



Other Loss Reserves. We have numerous other loss exposures, such as environmental claims, product liability and litigation. Establishing loss reserves for these matters requires the use of estimates and judgment of risk exposure and ultimate liability. We estimate losses using consistent and appropriate methods; however, changes to our assumptions could materially affect our recorded liabilities for loss.

Recently Issued Accounting Announcements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 143, Accounting for Asset Retirement Obligations ("Statement No. 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement.

We are required and plan to adopt the provisions of Statement No. 143 for the quarter ending March 31, 2003. To accomplish this, we must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require us to gather market information and develop cash flow models. Additionally, we will be required to develop processes to track and monitor these obligations. The adoption of Statement No. 143 is not expected to have a material effect on our financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("Statement No. 145"). Statement No. 145 eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board (APB) No. 30, Reporting Results of Operations. Statement No. 145 also requires sales-leaseback accounting for lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. Statement No. 145 will be effective for the year ending December 31, 2003. The adoption of Statement No. 145 is not expected to have a material effect on our financial statements, however, it will require prior periods to be reclassified for any loss on extinguishment of debt not meeting the criteria of APB No. 30.

In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associates with Exit or Disposal Activities ("Statement No. 146"). Statement No. 146, which is effective prospectively for exit or disposal activities initiated after December 31, 2002, applies to costs associated with an exit activity, including restructurings, or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. Statement No. 146 requires that exit or disposal costs are recorded as an operating expense when the liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal by itself will not meet the requirement for recognizing a liability and the related expense under Statement No. 146. Statement No. 146

grandfathers the accounting for liabilities that were previously recorded under EITF Issue 94-3. We do not believe the adoption of Statement No. 146 will have a material effect on our financial statements.

In November 2002, the FASB issued interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("Interpretation"). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. We do not believe the adoption of this interpretation will have a material effect on our financial statements. See Note 18 of Notes to our Consolidated Financial Statements for discussion of product warranty claims.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. We do not believe the adoption of Statement No. 148 will have a material effect on our financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation applies to that enterprises no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on our financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that we will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)	Years Ended December 31, 2002	2001	2000
Net sales (Note 7)	**$ 598,437**	$ 591,652	$ 601,392
Cost of sales	**440,893**	452,597	438,691
Gross profit	**157,544**	139,055	162,701
Selling, general and administrative expenses	**129,142**	123,932	131,990
Goodwill impairment charge (Note 6)	**3,334**	—	—
Operating income	**25,068**	15,123	30,711
Other income (expense), net (Notes 3 and 14)	**3,187**	2,763	450
Interest expense	**14,244**	17,430	18,045
Earnings from continuing operations before taxes	**14,011**	456	13,116
Provision for income taxes (Note 15)	**7,920**	144	2,886
Earnings from continuing operations	**6,091**	312	10,230
Loss from discontinued operation, net of tax of $6,099 (Note 18)	**(18,297)**	—	—
Earnings (loss) before extraordinary item and cumulative effect of accounting change	**(12,206)**	312	10,230
Extraordinary loss on early extinguishment of debt, net of taxes of $975 and $364 in 2001 and 2000, respectively. (Note 8)	—	(2,797)	(501)
Cumulative effect of accounting change, net of tax of $2,473 (Note 6)	**(18,350)**	—	—
Net earnings (loss)	**$ (30,556)**	$ (2,485)	$ 9,729
Net earnings (loss) Per Common Share - Basic:			
Earnings from continuing operations	**$ 0.51**	$ 0.03	$ 0.86
Discontinued operation	**(1.54)**	—	—
Extraordinary item	—	(0.24)	(0.04)
Cumulative effect of accounting change	**(1.54)**	—	—
Net earnings (loss) Per Common Share - Basic	**$ (2.57)**	$ (0.21)	$ 0.82
Net earnings (loss) Per Common Share - Diluted:			
Earnings from continuing operations	**$ 0.51**	$ 0.03	$ 0.85
Discontinued operation	**(1.52)**	—	—
Extraordinary item	—	(0.24)	(0.04)
Cumulative effect of accounting change	**(1.53)**	—	—
Net earnings (loss) Per Common Share - Diluted	**$ (2.54)**	$ (0.21)	$ 0.81
Average number of common shares	**11,914,968**	11,774,591	11,933,774
Average number of common shares and dilutive common shares	**12,008,496**	11,830,737	11,974,341

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)		December 31, 2002	2001
Assets	Current assets:		
	Cash and cash equivalents	**$ 9,690**	$ 7,496
	Marketable securities	**7,200**	—
	Accounts receivable, less allowances for discounts and doubtful accounts of $4,882 and $4,362 in 2002 and 2001, respectively (Notes 3 and 8)	**117,644**	117,965
	Inventories (Notes 4 and 8)	**174,785**	177,291
	Deferred income taxes (Note 15)	**12,213**	12,316
	Prepaid expenses and other current assets	**6,828**	13,881
	Total current assets	**328,360**	328,949
	Property, plant and equipment, net (Notes 5 and 8)	**103,822**	101,646
	Goodwill, net (Note 6)	**16,683**	38,040
	Other assets (Notes 7 and 12)	**41,893**	40,794
	Total assets	**$490,758**	$509,429
Liabilities and Stockholders' Equity	Current liabilities:		
	Notes payable (Note 8)	**$ 3,369**	$ 4,075
	Current portion of long-term debt (Note 8)	**4,108**	1,784
	Accounts payable	**35,744**	26,110
	Sundry payables and accrued expenses	**39,723**	41,968
	Accrued customer returns	**16,341**	18,167
	Payroll and commissions	**12,143**	8,489
	Total current liabilities	**111,428**	100,593
	Long-term debt (Notes 8 and 9)	**169,440**	200,066
	Postretirement medical benefits and other accrued liabilities (Notes 12 and 13)	**30,414**	23,083
	Accrued asbestos liabilities	**25,595**	—
	Total non-current liabilities	**225,449**	223,149
	Commitments and contingencies (Notes 8, 10, 11, 12, 13 and 18)		
	Stockholders' equity (Notes 8, 9, 10, 11 and 12):		
	Common Stock – par value $2.00 per share:		
	Authorized 30,000,000 shares, issued and outstanding 11,957,009 and 11,823,650 shares in 2002 and 2001, respectively	**26,649**	26,649
	Capital in excess of par value	**1,764**	1,877
	Retained earnings	**148,686**	183,532
	Accumulated other comprehensive loss	**(2,581)**	(3,722)
		174,518	208,336
	Less: Treasury stock – at cost (1,367,467 and 1,500,826 shares in 2002 and 2001, respectively)	**20,637**	22,649
	Total stockholders' equity	**153,881**	185,687
	Total liabilities and stockholders' equity	**$490,758**	$509,429

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In thousands)	Years Ended December 31, 2002	2001	2000
Cash Flows From Operating Activities	Net earnings (loss)	**$(30,556)**	$ (2,485)	$ 9,729
	Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
	Depreciation and amortization	**16,128**	18,909	18,922
	Gain on disposal of property, plant & equipment	**(97)**	(265)	(99)
	Equity income from joint ventures	**(352)**	(844)	(702)
	Employee stock ownership plan allocation	**1,230**	713	1,032
	Tax benefit related to employee stock options	**80**	48	—
	Increase (decrease) in deferred income taxes	**2,550**	(3,628)	(897)
	Cumulative effect of accounting change	**18,350**	—	—
	Loss from discontinued operation	**18,297**	—	—
	Goodwill impairment charge	**3,334**	—	—
	Extraordinary loss on repayment of debt	**—**	2,797	501
	Change in assets and liabilities, net of effects from acquisitions:			
	Decrease in accounts receivable, net	**1,302**	13,296	14,793
	(Increase) decrease in inventories	**7,996**	56,966	(44,666)
	(Increase) decrease in prepaid expenses and other current assets	**7,485**	(1,821)	388
	(Increase) decrease in other assets	**(4,307)**	(7,745)	3,811
	Increase (decrease) in accounts payable	**9,152**	(30,502)	14,413
	Decrease in sundry payables and accrued expenses	**(3,215)**	(8,774)	(16,360)
	Increase (decrease) in other liabilities	**12,806**	3,524	(1,818)
	Net cash provided by (used in) operating activities	**60,183**	40,189	(953)
Cash Flows From Investing Activities	Proceeds from the sale of property, plant and equipment	**520**	652	657
	Capital expenditures, net of effects from acquisitions	**(7,598)**	(13,740)	(16,652)
	Payments for acquisitions, net of cash acquired	**(19,855)**	(1,069)	(2,718)
	Net cash used in investing activities	**(26,933)**	(14,157)	(18,713)
Cash Flows From Financing Activities	Net borrowings (repayments) under line-of-credit agreements	**(31,246)**	71,935	36,285
	Payments of other long-term debt	**(3,181)**	(93,601)	(29,119)
	Issuance of long-term debt	**5,419**	—	—
	Proceeds from exercise of employee stock options	**589**	473	—
	Purchase of treasury stock	—	—	(14,345)
	Dividends paid	**(4,290)**	(4,236)	(4,324)
	Net cash used in financing activities	**(32,709)**	(25,429)	(11,503)
	Effect of exchange rate changes on cash	**1,653**	(806)	(1,512)
	Net increase (decrease) in cash and cash equivalents	**2,194**	(203)	(32,681)
	Cash and cash equivalents at beginning of year	**7,496**	7,699	40,380
	Cash and cash equivalents at end of year	**$ 9,690**	$ 7,496	$ 7,699
	Supplemental disclosure of cash flow information:			
	Cash paid during the year for:			
	Interest	**$ 14,362**	$ 17,403	$ 18,943
	Income taxes	**$ 1,549**	$ 2,792	$ 2,776

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2002, 2001 and 2000

(in thousands)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 1999	$ 26,649	$ 2,957	$ 184,848	$ 714	$ (11,650)	$ 203,518
Comprehensive Income:						
Net earnings			9,729			9,729
Foreign currency translation adjustment				(1,305)		(1,305)
Total comprehensive income						8,424
Cash dividends paid			(4,324)			(4,324)
Employee Stock Ownership Plan		(416)			1,448	1,032
Purchase of treasury stock					(14,345)	(14,345)
Balance at December 31, 2000	26,649	2,541	190,253	(591)	(24,547)	194,305
Comprehensive Loss:						
Net loss			(2,485)			(2,485)
Foreign currency translation adjustment				(1,086)		(1,086)
Unrealized loss on interest rate swap agreements				(2,045)		(2,045)
Total comprehensive loss						(5,616)
Cash dividends paid			(4,236)			(4,236)
Exercise of employee stock options		(295)			768	473
Tax benefits applicable to the exercise of employee stock options		48				48
Employee Stock Ownership Plan		(417)			1,130	713
Balance at December 31, 2001	26,649	1,877	183,532	(3,722)	(22,649)	185,687
Comprehensive Loss:						
Net loss			(30,556)			(30,556)
Foreign currency translation adjustment				1,295		1,295
Unrealized loss on interest rate swap agreements, net of tax of $205				617		617
Minimum pension liability adjustment				(771)		(771)
Total comprehensive loss						(29,415)
Cash dividends paid			(4,290)			(4,290)
Exercise of employee stock options		(291)			880	589
Tax benefits applicable to the exercise of employee stock options		80				80
Employee Stock Ownership Plan		98			1,132	1,230
Balance at December 31, 2002	**$26,649**	**$1,764**	**$148,686**	**$(2,581)**	**$(20,637)**	**$153,881**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Standard Motor Products, Inc. (the "Company") is engaged in the manufacture and sale of automotive replacement parts. The consolidated financial statements include the accounts of the Company and all subsidiaries in which the Company has more than a 50% equity ownership. The Company's investments in unconsolidated affiliates are accounted for on the equity method. All significant intercompany items have been eliminated.

Use of Estimates

In conformity with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Some of the more significant estimates include allowances for doubtful accounts, inventory valuation reserves, depreciation and amortization of long-lived assets, product liability, asbestos and litigation matters, deferred tax asset valuation allowance and sales return allowances. Actual results could differ from those estimates.

Reclassifications

Where appropriate, certain amounts in 2001 and 2000 have been reclassified to conform with the 2002 presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

At December 31, 2002 and 2001, held-to-maturity securities amounted to $7.2 million. Held-to-maturity securities consist primarily of U.S. Treasury Bills and corporate debt securities which are reported at amortized cost which approximates fair value. As of December 31, 2002, the held-to-maturity securities mature within one year.

Inventories

Inventories are stated at the lower of cost (determined by means of the first-in, first-out method) or market.

Derivative Instruments and Hedging Activities

Derivative Instruments are accounted for in accordance with SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. For derivatives that have been formally designated as a cash flow hedge (interest rate swap agreements), the effective portion of changes in the fair value of the derivatives are recorded in "other comprehensive income (loss)." Payment or receipts on interest rate swap agreements are recorded in the "interest expense" caption in the statement of operations.

Property, Plant and Equipment

These assets are recorded at cost and are depreciated using the straight-line method of depreciation over the estimated useful lives as follows:

	Estimated Life
Buildings and Improvements	10 to 33-1/2 years
Machinery and equipment	7 to 12 years
Tools, dies and auxiliary equipment	3 to 8 years
Furniture and fixtures	3 to 12 years
Computer software	3 to 10 years
Leasehold improvements	10 years or life of lease

Goodwill, Other Intangible and Long-Lived Assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The Company adopted Statement of Financial Accounting Standards ("SFAS 142") in January 2002. Goodwill and certain other intangible assets having indefinite lives, which were previously amortized on a straight-line basis over the periods benefited, are no longer being amortized to earnings, but instead are subject to periodic testing for impairment. Intangible assets determined to have definite lives are amortized over their remaining useful lives.

Goodwill of a reporting unit is tested for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying amount. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company is required to perform a second step, as this is an indication that the reporting unit goodwill may be impaired. In this step, the Company compares the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations." The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Intangible and other long-lived assets are reviewed for impairment whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets fair value and their carrying value.

Prior to the adoption of SFAS No. 142, goodwill was assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

Foreign Currency Translation

Assets and liabilities are translated into U.S. dollars at year end exchange rates and revenues and expenses are translated at average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) and remains there until the underlying foreign operation is liquidated or substantially disposed of.

Revenue Recognition

The Company recognizes revenues from product sales upon shipment to customers. The Company estimates and records provisions for cash discounts, quantity rebates, sales returns and warranties, in the period the sale is recorded, based upon its prior experience.

Postretirement Benefits other than Pensions

The annual net postretirement benefit liability and related expense under the Company's benefit plans are determined on an actuarial basis. Benefits are determined primarily based upon employees' length of service.

Income Taxes

Income taxes are calculated using the asset and liability method in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No.109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (benefit) is the result of changes in the deferred tax asset and liability.

Net Earnings Per Common Share

The Company presents two calculations of earnings per common share. "Basic" earnings per common share equals net income divided by weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided by the sum of weighted average common shares outstanding during the period plus potentially dilutive common shares. Potentially dilutive common shares that are anti-dilutive are excluded from net earnings per common share.

The following is a reconciliation of the shares used in calculating basic and dilutive net earnings per common share.

(In thousands)	**2002**	2001	2000
Weighted average common shares	**11,915**	11,775	11,934
Effect of stock options	**93**	56	40
Weighted average common equivalent shares outstanding assuming dilution	**12,008**	11,831	11,974

The average shares listed below were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

(In thousands)	**2002**	2001	2000
Stock options	**574**	625	861
Convertible debentures	**2,796**	2,796	2,796

Stock Option Plans

The Company accounts for its stock option plans in accordance with the provisions of SFAS No.123 "Accounting for Stock Based Compensation." As permitted by this statement, the Company has chosen to continue to apply the intrinsic value-based method of accounting as prescribed by Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees" and related interpretations including SFAS interpretation No.44, "Accounting for certain transactions involving stock compensation and interpretation of APB No.25," issued in March 2001. Accordingly, no compensation expense has been recognized for options granted because the exercise price is equal to the fair value of the stock at the date of grant. As required, the Company provides pro forma net income and pro forma earnings per share disclosures for stock option grants, as if the fair value based method defined in SFAS No.123 had been applied.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. With respect to accounts receivable, such receivables are primarily from warehouse distributors and major retailers in the automotive aftermarket industry located in the United States. The Company performs ongoing credit evaluations of its customers' financial conditions. Members of one marketing group represent the Company's largest group of customers and accounted for approximately 15%, 15% and 15% of consolidated net sales for the years ended December 31, 2002, 2001 and 2000, respectively. One individual member of this marketing group accounted for 13%, 10%, and 10% of net sales for the years ended December 31, 2002, 2001 and 2000, respectively. The Company's five largest individual customers, including members of this marketing group, accounted for 46%, 44% and 33% of net sales in 2002, 2001 and 2000, respectively.

Recently Issued Accounting Pronouncements

In January 1, 2002, the Company adopted the guidelines of the Emerging Issues Task Force Issue No. 01-09, Accounting Consideration Given by a Vendor to a Customer (Including Reseller of the Vendor's Products) ("EITF 01-09"). These guidelines address when sales incentives and discounts should be recognized and the accounting for certain costs incurred by a vendor on behalf of a customer, as well as where the related revenues and expenses should be classified in the financial statements. Historically, the Company has provided certain consideration, including rebates, product and discounts to customers and treated such costs as advertising, marketing and sales force expenses. Such costs are now treated as a reduction of revenues or as costs of sales. As a result, certain costs of approximately $30.4 million and $25.4 million, have been reclassified from selling, general and administrative expenses for the two years ended December 31, 2001 and 2000, respectively. These reclassifications had no effect on net earnings.

SFAS 143

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 143, Accounting for Asset Retirement Obligations ("Statement No. 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement.

We are required and plan to adopt the provisions of Statement No. 143 for the quarter ending March 31, 2003. To accomplish this, we must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require us to gather market information and develop cash flow models. Additionally, we will be required to develop processes to track and monitor these obligations. The adoption of Statement No. 143 is not expected to have a material effect on our financial statements.

SFAS 145

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("Statement No. 145"). Statement No. 145 eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board (APB)No. 30, Reporting Results of Operations. Statement No. 145 also requires sales-lease-back accounting for lease modifications that have economic effects that are similar to sales-leaseback transactions, and make various other technical corrections to existing pronouncements. Statement No. 145 will be effective for the year ending December 31, 2003. The adoption of Statement No. 145 is not expected to have a material effect on our financial statements, however, it will require prior periods to be reclassified for any loss on extinguishment of debt not meeting the criteria of APB No. 30.

SFAS 146

In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associates with Exit or Disposal Activities ("Statement No. 146"). Statement No. 146, which is effective prospectively for exit or disposal activities initiated after December 31, 2002, applies to costs associated with an exit activity, including restructurings, or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. Statement No. 146 requires that exit or disposal costs are recorded as an operating expense when the liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal by itself will not meet the requirement for recognizing a liability and the related expense under Statement No. 146. Statement No. 146 grandfathers the accounting for liabilities that were previously recorded under EITF Issue 94-3. We do not believe the adoption of Statement No. 146 will have a material effect on our financial statements.

FASB Interpretation No. 45

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("Interpretation"). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. We do not believe the adoption of this interpretation will have a material effect on our financial statements.

SFAS 148

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. We do not believe the adoption of Statement No.148 will have a material effect on our financial statements.

FASB Interpretation No. 46

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

2. ACQUISITIONS

In January 2000, the Company completed the purchase of Vehicle Air Conditioning Parts, located in England, which has subsequently been named "Four Seasons UK, LTD." In July 2000, the Company completed the purchase of Automotive Heater Exchange SRL in Massa, Italy. Such 2000 acquisitions had an immaterial effect on net earnings.

In January 2002, the Company acquired the assets of a Temperature Control business from Hartle Industries for $4.8 million. The assets acquired consist primarily of property, plant and equipment, and inventory.

In April 2002, the Company acquired Carol Cable Limited, a manufacturer and distributor of wire sets, based in England, for $1.7 million. The assets acquired consist primarily of property, plant and equipment, and inventory. In addition, during 2002 the Company acquired the remaining equity interest in SMP Holdings Limited resulting in a $2.8 million increase in goodwill.

In May 2002, the Company purchased the aftermarket fuel injector business of Sagem Inc., a subsidiary of Johnson Controls, for $10.5 million. Sagem Inc. is a basic manufacturer of fuel injectors, and was the primary supplier to the Company prior to its acquisition. The assets acquired consist primarily of property, plant and equipment, and inventory. The purchase was partially financed by the seller ($5.4 million to be paid over a two-year period), with the remaining funds being provided under the Company's revolving credit facility.

Such 2002 acquisitions had an immaterial effect on net earnings.

3. SALE OF ACCOUNTS RECEIVABLE

The Company sold certain accounts receivable through its wholly-owned subsidiary, SMP Credit Corp., a qualifying special-purpose corporation. In May 1999 SMP Credit Corp. and an independent financial institution entered into a three year agreement whereby SMP Credit Corp. could sell up to a $25 million undivided ownership interest in a designated pool of certain of these eligible receivables. This agreement was terminated in 2001 as part of the new credit facility described in Note 8. At December 31, 2000, net accounts receivables amounting to $25 million had been sold under this agreement. These sales were reflected as reductions of trade accounts receivable and the related fees and discounting expense were recorded as other expense (Note 14).

4. INVENTORIES

(In thousands)	December 31, 2002	December 31, 2001
Finished goods	**$141,487**	$141,799
Work in process	**2,417**	3,155
Raw materials	**30,881**	32,337
Total inventories	**$174,785**	$177,291

5. PROPERTY, PLANT AND EQUIPMENT

(In thousands)	December 31, 2002	December 31, 2001
Land, buildings and improvements	**$ 66,200**	$ 60,665
Machinery and equipment	**120,655**	109,617
Tools, dies and auxiliary equipment	**19,962**	17,815
Furniture and fixtures	**25,831**	26,211
Computer software	**12,120**	11,663
Leasehold improvements	**7,164**	7,450
Construction in progress	**4,169**	6,440
	256,101	239,861
Less accumulated depreciation and amortization	**152,279**	138,215
Total property, plant and equipment, net	**$103,822**	$101,646

Depreciation expense was $16.1 million, $15.3 million and $15.4 million for 2002, 2001 and 2000, respectively.

6. GOODWILL

Effective January 1, 2002, the company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). In accordance with SFAS No. 142, goodwill is no longer being amortized, but instead, is subject to an annual review for potential impairment. Using the discounted cash flows method, based on our weighted average cost of capital, and market multiples, the company reviewed the fair values of each reporting unit. The decline in economic and market conditions, higher integration costs than anticipated and the general softness in the automotive aftermarket caused a decrease in the fair values of certain reporting units. As a result, we recorded an impairment loss on goodwill as a cumulative effect of accounting change of $18.3 million, net of tax, or $1.55 per diluted share during the first quarter of 2002. The impairment loss relates to the European and Temperature Control Segments for which charges of $10.9 million and $7.4 million, were recorded, respectively.

During the fourth quarter of 2002, the Company completed its review of goodwill for potential impairment. After giving consideration to 2002 losses and budgeted 2003 losses, the Company wrote-off the remaining goodwill associated with Engine Management reporting unit of the European Segment. With respect to the European Segment, approximately $1.4 million of goodwill remains on the December 31, 2002 balance sheet, all of which pertains to the Temperature Control reporting unit.

(In thousands)	Engine Management	Temperature Control	Europe	Total
Balance as of December 31,2001	$ 10,490	$ 14,713	$12,837	$38,040
Goodwill acquired	—	—	2,800	2,800
Change in accounting principle	—	(9,891)	(10,932)	(20,823)
Impairment loss	—	—	(3,334)	(3,334)
Balance as of December 31,2002	**$ 10,490**	**$ 4,822**	**$1,371**	**$16,683**

Upon adoption of SFAS No. 142, our earnings before extraordinary item and net earnings for basic and diluted earnings per share adjusted to exclude goodwill amortization expense (net of taxes) were as follows:

(Dollars in thousands, except per share data)	Year Ended December 31, 2002	2001	2000
Reported earnings (loss) before extraordinary item	$(12,206)	$ 312	$10,230
Add back: goodwill amortization expense, net of tax	—	2,727	2,574
Adjusted earnings (loss) before extraordinary item	$(12,206)	$ 3,039	$12,804
Basic earnings per share:			
Reported basic earnings per share before extraordinary item	$ (1.03)	$ 0.03	$ 0.86
Add back: goodwill amortization expense, net of tax	—	0.23	0.22
Adjusted basic earnings (loss) per share before extraordinary item	$ (1.03)	$ 0.26	$ 1.08
Diluted earnings (loss) per share:			
Reported diluted earnings (loss) per share before extraordinary item	$ (1.01)	$ 0.03	$ 0.85
Add back: goodwill amortization expense, net of tax	—	0.23	0.21
Adjusted diluted earnings (loss) per share before extraordinary item	$ (1.01)	$ 0.26	$ 1.06
Reported net earnings (loss)	$(30,556)	$(2,485)	$ 9,729
Add back: goodwill amortization expense, net of tax	—	2,727	2,574
Adjusted net earnings (loss)	$(30,556)	$ 242	$12,303
Basic net earnings (loss) per share:			
Reported basic net earnings (loss) per share	$ (2.57)	$ (0.21)	$ 0.82
Add back: goodwill amortization expense, net of tax	—	0.23	0.22
Adjusted basic net earnings (loss) per share	$ (2.57)	$ 0.02	$ 1.04
Diluted net earnings (loss) per share:			
Reported diluted net earnings (loss) per share	$ (2.54)	$ (0.21)	$ 0.81
Add back: goodwill amortization expense, net of tax	—	0.23	0.21
Adjusted diluted net earnings (loss) per share	$ (2.54)	$ 0.02	$ 1.02

7. OTHER ASSETS

(In thousands)	December 31, 2002	2001
Marketable securities	$ —	$ 7,200
Unamortized customer supply agreements	**1,419**	1,892
Equity in joint ventures	**2,202**	2,149
Deferred income taxes	**18,692**	12,653
Deferred loan costs	**4,472**	5,389
Other	**15,108**	11,511
Total other assets	**$41,893**	$40,794

Included in Other is a preferred stock investment in a customer of the Company. Net sales to such customer amounted to $76.1 million, $57.9 million and $57.4 million in 2002, 2001 and 2000, respectively.

8. CREDIT FACILITIES AND LONG-TERM DEBT

The Company, effective April 27, 2001 entered into an agreement with GE Capital Corp. and a syndicate of lenders for a new secured revolving credit facility. The former unsecured revolving credit facility was set to expire on November 30, 2001. The term of the new credit agreement is for a period of five years and provides for a line of credit up to $225 million. The initial proceeds were used to refinance approximately $97 million of the outstanding indebtedness under the Company's former bank line of credit, a 7.56% senior note of $52 million, a $25 million accounts receivable sales arrangement and a Canadian Credit Facility of $5 million. The Company recorded an extraordinary loss of approximately $2.8 million, net of taxes, in the second quarter of 2001, for a prepayment penalty and write-off of unamortized fees for the retirement of the above related debt. Availability under the new credit facility is based on a formula of eligible accounts receivable, eligible inventory and eligible fixed assets. Direct borrowings bear interest at the Prime Rate plus the applicable margin (as defined) or the LIBOR Rate plus the applicable margin (as defined), at the option of the Company. At December 31, 2002 and 2001, the interest rate on the Company's revolving credit facilities was 3.4% and 4.3%, respectively. Borrowings are collateralized by accounts receivable, inventory and fixed assets of the Company and its subsidiaries. The terms of the new revolving credit facility contain, among other provisions, requirements of maintaining defined levels of tangible net worth and specific limits or restrictions on additional indebtedness, capital expeditures, liens and acquisitions. The Company was in compliance with the covenants at December 31, 2002.

In addition, a foreign subsidiary of the Company has a revolving credit facility. The amount of short-term bank borrowings outstanding under that facility was $3.4 million and $4.1 million at December 31, 2002 and 2001, respectively. At December 31, 2002, the foreign subsidiary was not in compliance with certain covenants, for which it received a waiver. The weighted average interest rates on these borrowings at December 31, 2002 and 2001 were 6.5% and 6.4%, respectively.

On July 26, 1999, the Company completed a public offering of convertible subordinated debentures amounting to $90 million. The Convertible Debentures carry an interest rate of 6.75%, payable semi-annually, and will mature on July 15, 2009. The Debentures are convertible into approximately 2,796,000 shares of the Company's common stock. The Company may, at its option, redeem some or all of the Debentures at any time on or after July 15, 2004, for a redemption price equal to the issuance price plus accrued interest. In addition, if a change in control, as defined, occurs at the Company, the Company will be required to make an offer to purchase the convertible debentures at a purchase price equal to 101% of their aggregate principal amount, plus accrued interest.

(In thousands)	December 31, 2002	2001
6.75% convertible subordinated debentures	**$ 90,000**	$ 90,000
Revolving credit facility	**76,249**	106,790
Other	**7,299**	5,060
	173,548	201,850
Less current portion	**4,108**	1,784
Total non-current portion of long-term debt	**$169,440**	$200,066

Maturities of long-term debt during the five years ending December 31, 2003 through 2007 are $4.1 million, $2.9 million, $0.1 million, $76.3 million and $0.1 million, respectively.

9. INTEREST RATE SWAP AGREEMENTS

The Company does not enter into financial instruments for trading or speculative purposes. The principal financial instruments used for cash flow hedging purposes are interest rate swaps.

In July 2001, the Company entered into interest rate swap agreements to manage its exposure to interest rate changes. The swaps effectively convert a portion of the Company's variable rate debt under the revolving credit facility to a fixed rate, without exchanging the notional principal amounts. At December 31, 2002, the Company had two outstanding interest rate swap agreements (in an aggregate notional pricipal amount of $75 million), one of which matured in January 2003 and the other is scheduled to mature in January 2004. Under these agreements the Company receives a floating rate based on the LIBOR interest rate, and pays a fixed rate of 4.92% on a notional amount of $45 million and 4.37% on a notional amount of $30 million. If, at any time, the swaps are determined to be ineffective, in all or in part, due to changes in the interest rate swap agreements, the fair value of the portion of the interest rate swap determined to be ineffective will be recognized as gain or loss in the statement of operations in the period. It is not expected that any gain or loss will be reported in the statement of operations during the year ending December 31, 2003 nor was any recorded in 2002 or 2001.

10. STOCKHOLDERS' EQUITY

The Company has authority to issue 500,000 shares of preferred stock, $20 par value, and the Board of Directors is vested with the authority to establish and designate series of preferred, to fix the number of shares therein and the variations in relative rights as between series. On December 18, 1995, the Board of Directors established a new series of preferred shares designated as Series A Participating Preferred Stock. The number of shares constituting the Series A Preferred Stock is 30,000. The Series A Preferred Stock is designed to participate in dividends, ranks senior to the Company's common stock as to dividends and liquidation rights and has voting rights. Each share of the Series A Preferred Stock shall entitle the holder to one thousand votes on all matters submitted to a vote of the stockholders of the Company. No such shares were outstanding at December 31, 2002.

On January 17, 1996, the Board of Directors adopted a Shareholder Rights Plan (Plan). Under the Plan, the Board declared a dividend of one Preferred Share Purchase Right (Right) for each outstanding common share of the Company. The dividend was payable on March 1, 1996, to the shareholders of record as of February 15, 1996. The Rights are attached to and automatically trade with the outstanding shares of the Company's common stock.

The Rights will become exercisable only in the event that any person or group of affiliated persons becomes a holder of 20% or more of the Company's outstanding common shares, or commences a tender or exchange offer which, if consummated, would result in that person or group of affiliated persons owning at least 20% of the Company's outstanding common shares. Once the rights become exercisable they entitle all other shareholders to purchase, by payment of an $80.00 exercise price, one one-thousandth of a share of Series A Participating Preferred Stock, subject to adjustment, with a value of twice the exercise price. In addition, at any time after a 20% position is acquired and prior to the acquisition of a 50% position, the Board of Directors may require, in whole or in part, each outstanding Right (other than Rights held by the acquiring person or group of affiliated persons) to be exchanged for one share of common stock or one one-thousandth of a share of Series A Preferred Stock. The Rights may be redeemed at a price of $0.001 per Right at any time prior to their expiration on February 28, 2006.

During the years 1998 through 2000, the Board of Directors authorized multiple repurchase programs under which the Company could repurchase shares of its common stock. During such years, $26.7 million (in aggregate) of common stock has been repurchased to meet present and future requirements of the Company's stock option programs and to fund the Company's ESOP. As of December 31, 2002, the Company has Board authorization to repurchase additional shares at a maximum cost of $1.7 million. During 2002 and 2001, the Company did not repurchase any shares of its common stock.

11. STOCK OPTIONS

The Company has principally two fixed stock-based compensation plans. Under the 1994 Omnibus Stock Option Plan, as amended, the Company is authorized to issue 1,500,000 stock options. The options become exercisable over a three to five year period and expire at the end of five years following the date they become exercisable. Under the 1996 Independent Directors' Stock Option Plan, the Company is authorized to issue 50,000 stock options. The options become exercisable one year after the date of grant and expire at the end of ten years following the date of grant. At December 31, 2002, in aggregate 1,266,441 shares of authorized but unissued common stock were reserved for issuance under the Company's stock option plans.

As permitted under SFAS No.123, the Company continues to apply the provisions of APB Opinion No. 25 for stock-based awards granted to employees. Accordingly, no compensation cost has been recognized for the fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value method of SFAS No.123, the Company's net earnings (loss) per share would have changed to the pro forma amounts as follows:

(Dollars in thousands except per share data)		**2002**	2001	2000
Net earnings(loss)	As reported	**$(30,556)**	$(2,485)	$9,729
	Pro forma	**$(30,791)**	$(2,697)	$8,708
Basic earnings(loss) per share	As reported	$ **(2.57)**	$ (0.21)	$ 0.82
	Pro forma	$ **(2.59)**	$ (0.23)	$ 0.73
Diluted earnings (loss) per share	As reported	$ **(2.54)**	$ (0.21)	$ 0.81
	Pro forma	$ **(2.56)**	$ (0.23)	$ 0.72

The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected option life	**3.9 years**	4.0 years	4.3 years
Expected stock volatility	**38.7%**	38.6%	39.1%
Expected dividend yield	**2.6%**	2.8%	3.8%
Risk-free interest rate	**1.8%**	4.2%	4.6%
Fair value of option	**$4.07**	$3.71	$2.53

A summary of the status of the Company's stock option plans follow:

	2002		2001		2000	
(Shares in thousands)	**Shares**	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**1,011**	**$16.76**	1,189	$16.60	808	$20.40
Granted	**10**	**14.43**	10	13.05	498	10.73
Exercised	**(54)**	**9.74**	(55)	9.29	—	—
Forfeited	**(57)**	**16.91**	(133)	18.18	(117)	17.78
Outstanding at end of year	**910**	**$17.14**	1,011	$16.76	1,189	$16.60
Options exercisable at end of year	**748**		671		526	

Stock Options Outstanding

Range of Exercise Prices	Shares Outstanding at 12/31/02	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price
$ 6.56 - $11.29	325	5.3	$ 9.93
$13.05 - $16.94	115	2.3	$15.83
$20.50 - $24.84	470	2.5	$22.43

Stock Options Exercisable

Range of Exercise Prices	Shares Exercisable at 12/31/02	Weighted-Average Exercise Price
$6.56 - $24.84	748	$18.55

12. RETIREMENT BENEFIT PLANS

The Company had a defined benefit pension plan covering certain former employees of the Company's former Brake business. During 2002, the Company settled its benefit obligation by purchasing non-participating annuity contracts.

The following table represents a reconciliation of the beginning and ending benefit obligation, the fair value of plan assets and the funded status of the plan:

	December 31,	
(In thousands)	**2002**	2001
Benefit obligation at beginning of year	**$ 8,813**	$ 8,957
Interest cost	**368**	629
Actuarial loss	**1,096**	93
Settlement	**(9,793)**	—
Benefits paid	**(484)**	(866)
Benefit obligation at end of year	**$ —**	$ 8,813
Fair value of plan assets at beginning of year	**$11,062**	$12,063
Settlement	**(9,793)**	—
Actual return on plan assets	**(39)**	(135)
Benefits paid	**(484)**	(866)
Fair value of plan assets at end of year	**$ 746**	$11,062
Funded status	**$ 746**	$ 2,249
Unrecognized net actuarial gain (loss)	**56**	(1,386)
Prepaid benefit cost	**$ 802**	$ 863

Weighted average assumptions are as follows:

	December 31,		
	2002	2001	2000
Discount rates	**6.50%**	7.25%	7.50%
Expected long-term rate of return on assets	**8.00%**	8.00%	8.00%

Components of net periodic (benefit) cost follow:

	December 31,		
(In thousands)	**2002**	2001	2000
Interest cost	**$368**	$ 629	$ 658
Return on assets	**(530)**	(928)	(988)
Settlement	**228**	—	—
Recognized actuarial (gain) loss	**(5)**	(112)	(127)
Net periodic (benefit) cost	**$ 61**	$ (41)	$(457)

In addition, the Company participates in several multi employer plans which provide defined benefits to substantially all unionized workers. The Multi employer Pension Plan Amendments Act of 1980 imposes certain liabilities upon employers associated with multi employer plans. The Company has not received information from the plans' administrators to determine its share, if any, of unfunded vested benefits.

The Company and certain of its subsidiaries also maintain various defined contribution plans, which include profit sharing and provide retirement benefits for other eligible employees.

The provisions for retirement expense in connection with the plans are as follows:

	Multi-employer Plans	Defined Contribution and Other Plans
Years ended December 31,		
2002	**$306,000**	**$2,553,000**
2001	299,000	2,449,000
2000	344,000	2,319,000

The Company has an Employee Stock Ownership Plan and Trust for employees who are not covered by a collective bargaining agreement. 75,000 shares each were granted to employees during 2002, 2001 and 2000, under the terms of the ESOP. These shares were funded directly from treasury stock.

In fiscal 2000, the Company created an employee benefits trust to which it contributed 750,000 shares of treasury stock. The Company is authorized to instruct the trustees to distribute such shares toward the satisfaction of the Company's future obligations under employee benefit plans. The shares heldin trust are not considered outstanding for purposes of calculating earnings per share until they are committed to be released. The trustees will vote the shares in accordance with its fiduciary duties.

The provision for expense in connection with the ESOP was approximately $1.2 million in 2002, $0.7 million in 2001 and $1.0 million in 2000.

In August 1994 the Company established an unfunded Supplemental Executive Retirement Plan (SERP) for key employees of the Company. Under the plan, these employees may elect to defer a portion of their compensation and, in addition, the Company may at its discretion make contributions to the plan on behalf of the employees. Such contributions were $46,000, $37,000 and $24,000 in 2002, 2001, and 2000, respectively.

On October 1, 2001, the Company adopted a second unfunded SERP. The SERP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation.

	December 31,	
(In thousands)	**2002**	2001
Benefit obligation at beginning of year	**$ 1,342**	$ —
Initial unrecognized prior service cost	**—**	1,270
Service cost	**211**	49
Interest cost	**140**	23
Actuarial loss	**582**	—
Benefit obligation at end of year	**$ 2,275**	$ 1,342
Funded status	**$ (2,275)**	$(1,342)
Unrecognized prior service cost	**1,132**	1,242
Minimum pension liability	**(1,298)**	(830)
Unrecognized net actuarial gain	**538**	
Accrued benefit cost	**$ (1,903)**	$ (930)

Components of net periodic benefit cost follow:

	December 31,	
(In thousands)	**2002**	2001
Service cost	**$211**	$49
Interest cost	**140**	23
Amortization of prior service cost	**110**	27
Amortization of unrecognized loss	**44**	—
Net periodic benefit cost	**$505**	$99

Actuarial assumptions used to determine costs and benefit obligations are as follows:

	December 31,	
	2002	2001
Discount rates	**6.50%**	7.25%
Salary increase	**4%**	4%

13. POSTRETIREMENT MEDICAL BENEFITS

The Company provides certain medical and dental care benefits to eligible retired employees. The Company's current policy is to fund the cost of the health care plans on a pay-as-you-go basis.

The following table represents a reconciliation of the beginning and ending benefit obligation and the funded status of the plan:

	December 31,	
(In thousands)	**2002**	2001
Benefit obligation at beginning of year	**$ 20,484**	$ 17,447
Service cost	**1,765**	1,500
Interest cost	**1,517**	1,314
Actuarial (gain) loss	**3,375**	1,180
Benefits paid	**(953)**	(957)
Benefit obligation at end of year	**$ 26,188**	$ 20,484
Funded status	**$(26,188)**	$(20,484)
Unrecognized prior service cost	**790**	914
Unrecognized net actuarial gain	**846**	(2,582)
Accrued benefit cost	**$(24,552)**	$(22,152)

Components of net periodic benefit cost follow:

	December 31,		
(In thousands)	**2002**	2001	2000
Service cost	**$1,765**	$1,500	$1,377
Interest cost	**1,517**	1,314	1,152
Amortization of prior service cost	**124**	124	124
Recognized actuarial gain	**(53)**	(232)	(275)
Net periodic benefit cost	**$3,353**	$2,706	$2,378

Actuarial assumptions used to determine costs and benefit obligations are as follows:

	2002	2001	2000
Discount Rate	**6.5%**	7.25%	7.50%
Current medical cost trend rate	**12%**	9%	10%
Current dental cost trend rate	**5%**	5%	5.5%
Ultimate medical cost trend rate	**5%**	5%	5%
Year trend rate declines to ultimate	**2005**	2005	2005

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for 2002:

(In thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 345	$ (277)
Effect on post retirement benefit obligation	$2,154	$(1,787)

14. OTHER INCOME (EXPENSE), NET

(In thousands)	**2002**	2001	2000
Interest and dividend income	**$1,338**	$1,336	$1,038
Loss on sale of accounts receivable (Note 3)	**—**	(484)	(1,567)
Income from joint ventures	**352**	844	702
Gain on disposal of property, plant and equipment	**97**	265	99
Other – net	**1,400**	802	178
Total other income (expense), net	**$3,187**	$2,763	$ 450

15. INCOME TAXES

The income tax provision (benefit) consists of the following:

(In thousands)	**2002**	2001	2000
Current:			
Domestic	**$2,422**	$2,099	$1,260
Foreign	**2,948**	1,673	2,523
Total Current	**5,370**	3,772	3,783
Deferred:			
Domestic	**3,350**	(3,408)	(1,103)
Foreign	**(800)**	(220)	206
Total Deferred	**2,550**	(3,628)	(897)
Total income tax provision	**$7,920**	$ 144	$2,886

The Company has not provided for federal income taxes on the undistributed income of its foreign subsidiaries because of the availability of foreign tax credits and/or the Company's intention to permanently reinvest such undistributed income. Cumulative undistributed earnings of foreign subsidiaries on which no United States income tax has been provided were $10.7 million at the end of 2002, $28.2 million at the end of 2001 and $27.5 million at the end of 2000.

Earnings (loss) before income taxes for foreign operations (excluding Puerto Rico) amounted to approximately ($5) million, $3 million, and $4 million, in 2002, 2001, and 2000, respectively. U.S. taxes on the earnings of the Puerto Rican subsidiary are largely eligible for tax credits against U.S. income taxes (phased out effective 2005) and are partially exempt from Puerto Rican income taxes under a tax exemption grant currently being renewed and expected to expire in 2016. The tax benefits of the exemption, reduced by a minimum tollgate tax instituted in 1993, amounted to $0.13 per share share in 2002 (2001 - $0.12; 2000 - $0.23).

Reconciliations between the U.S. federal income tax rate and the Company's effective income tax rate as a percentage of earnings from continuing operations before income taxes are as follows:

	2002	2001	2000
U.S. federal income tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
State and local income taxes, net of federal income tax benefit	**4.1**	21.4	1.2
Non-deductible items, net	**3.4**	60.5	0.1
Foreign tax rate differential	**(2.4)**	(85.3)	(14.3)
Change in foreign valuation allowance	**16.4**	—	—
Effective tax rate	**56.5%**	31.6%	22.0%

The following is a summary of the components of the net deferred tax assets and liabilities recognized in the accompanying consolidated balance sheets:

(In thousands)	December 31, **2002**	2001
Deferred tax assets:		
Inventories	**$6,025**	$ 6,044
Allowance for customer returns	**6,152**	7,069
Postretirement benefits	**10,390**	8,751
Allowance for doubtful accounts	**1,442**	1,587
Accrued salaries and benefits	**3,339**	2,938
Net operating loss and tax credit carry forwards	**14,084**	15,390
Goodwill	**3,578**	—
Accrued asbestos liabilities	**10,765**	1,497
Other	**5,580**	5,054
	61,355	48,330
Valuation allowance	**(21,698)**	(14,571)
Total	**$39,657**	$33,759
Deferred tax liabilities:		
Depreciation	**$ 7,565**	$ 6,702
Promotional costs	**1,106**	1,036
Other	**81**	1,052
Total	**8,752**	8,790
Net deferred tax assets	**$30,905**	$24,969

During 2002 the Company increased the valuation allowance by $7.1 million. At December 31, 2002, the Company has approximately $15.8 million of domestic and foreign net operating loss carry forwards of which $6.8 million will expire in 2021 and the remainder (foreign) have an indefinite carry forward period. The Company also has foreign tax credit carry forwards of approximately $2.1 million which expire between 2003 and 2007. The Company also has alternative minimum tax credit carry forwards of approximately $6.6 million for which there is no expiration date.

The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. However, if the Company is unable to generate sufficient taxable income in the future through its operations, increases in the valuation allowance may be required.

16. INDUSTRY SEGMENT AND GEOGRAPHIC DATA

Under the provisions of SFAS No. 131, the Company has three reportable operating segments which are the major product areas of the automotive aftermarket in which the Company competes. Engine Management consists primarily of ignition and emission parts, wire and cable, and fuel system parts. Temperature Control consists primarily of compressors, other air conditioning parts and heater parts. The third reportable operating segment is Europe which consists of both Engine Management and Temperature Control reporting units. The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 1). The following tables contain financial information for each reportable segment:

	For the year ended December 31, 2002				
(In thousands)	Engine Management	Temperature Control	European Group	Other Adjustments	Consolidated
Net Sales	$303,112	$255,088	$36,028	$4,209	$598,437
Depreciation and amortization	8,660	5,484	902	1,082	16,128
Operating income	41,844	10,095	(10,464)	(16,407)	25,068
Investment in equity affiliates	—	—	185	2,017	2,202
Capital expenditures	3,465	2,066	1,831	236	7,598
Total Assets	$247,318	$157,343	$30,728	$55,369	$490,758

	For the year ended December 31, 2001				
(In thousands)	Engine Management	Temperature Control	European Group	Other Adjustments	Consolidated
Net Sales	$285,498	$269,856	$33,449	$2,849	$591,652
Depreciation and amortization	9,649	6,462	1,961	837	18,909
Operating income	26,432	3,624	(1,718)	(13,215)	15,123
Investment in equity affiliates	105	—	166	1,878	2,149
Capital expenditures	4,724	6,781	775	1,460	13,740
Total Assets	$233,564	$182,083	$40,407	$53,375	$509,429

	For the year ended December 31, 2000				
(In thousands)	Engine Management	Temperature Control	European Group	Other Adjustments	Consolidated
Net Sales	$288,240	$270,848	$38,310	$ 3,994	$601,392
Depreciation and amortization	10,293	6,116	1,902	611	18,922
Operating income	37,974	11,513	517	(19,293)	30,711
Investment in equity affiliates	105	—	96	1,755	1,956
Capital expenditures	8,914	6,454	380	904	16,652
Total Assets	$265,336	$224,410	$39,321	$20,329	$549,396

Other Adjustments consist of items pertaining to the corporate headquarters function, as well as our Canadian business unit that does not meet the criteria of a reportable operating segment under SFAS No.131.

	Revenue		
(In thousands)	**2002**	2001	2000
United States	**$512,055**	$515,322	$521,593
Europe	**36,028**	33,449	38,310
Canada	**32,188**	28,811	27,942
Other Foreign	**18,166**	14,070	13,547
Total	**$598,437**	$591,652	$601,392

	Long Lived Assets		
(In thousands)	**2002**	2001	2000
United States	**$109,778**	$118,455	$122,825
Europe	**7,153**	17,301	17,573
Canada	**2,450**	2,829	3,511
Other Foreign	**1,124**	1,101	1,312
Total	**$120,505**	$139,686	$145,221

Revenues are attributed to countries based upon the location of the customer.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents

The carrying amount approximates fair value because of the short maturity of those instruments.

Marketable securities

The fair values of investments are estimated based on quoted market prices for these or similar instruments.

Long-term debt

The fair value of the Company's long-term debt is estimated based on quoted market prices or current rates offered to the Company for debt of the same remaining maturities.

Interest rate swaps

The fair value of the Company's financial instruments are based on market quotes and represents the net amount required to terminate the position, taking into consideration market rates and counterparty credit risk.

The estimated fair values of the Company's financial instruments are as follows:

December 31, 2002 *(In thousands)*	**Carrying Amount**	**Fair Value**
Cash and cash equivalents	**$ 9,690**	**$ 9,690**
Marketable securities	**7,200**	**7,200**
Long-term debt	**(173,548)**	**(156,437)**
Interest rate swaps	**(1,905)**	**(1,905)**

December 31, 2001 *(In thousands)*	**Carrying Amount**	**Fair Value**
Cash and cash equivalents	$ 7,496	$ 7,496
Marketable securities	7,200	7,200
Long-term debt	(201,850)	(177,520)
Interest rate swaps	(2,045)	(2,045)

18. COMMITMENTS AND CONTINGENCIES

Total rent expense for the three-years ended December 31, 2002 was as follows:

(In thousands)	Total	Real Estate	Other
2002	**$8,434**	**$6,282**	**$2,152**
2001	8,673	6,508	2,165
2000	9,797	7,217	2,580

At December 31, 2002, the Company is obligated to make minimum rental payments through 2011, under operating leases which are as follows :

(In thousands)

2003	$7,706	2006	3,736
2004	6,320	2007	2,558
2005	5,336	Thereafter	4,112
		Total	$29,768

The Company also has lease and sub-lease agreements in place for various properties under its control. The Company expects to receive operating lease payments from lessees during the five years ending December 31, 2003 through 2007 of $1.0 million, $0.6 million, $0.6 million, $0.6 million, and $0.6 million, respectively.

The Company generally warrants its products against certain manufacturing and other defects. These product warranties are provided for specific periods of time of the product depending on the nature of the product. As of December 31, 2002 and 2001, the Company has accrued $10.4 million and $12.7 million, respectively, for estimated product warranty claims. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. Warranty claims expense for each of the years 2002, 2001, and 2000 were: $46.7 million, $52.2 million, and $55.1 million, respectively.

The following table provides the changes in the Company's product warranties:

(In thousands)	
January 1, 2002	$12,743
Liabilities accrued for current year sales	46,671
Settlements of warranty claims	(49,054)
December 31, 2002	$10,360

At December 31, 2002, the Company had outstanding letters of credit aggregating approximately $3.5 million. The contract amount of the letters of credit is a reasonable estimate of their value as the value for each is fixed over the life of the commitment.

The Company has entered into Change in Control arrangements with two key officers of the Company. In the event of a Change of Control (as defined), each executive will receive severance payments, (as defined), and certain other benefits.

On January 28, 2000, a former significant customer of the Company currently undergoing a Chapter 7 liquidation in U.S. Bankruptcy Court, filed claims against a number of its former suppliers, including the Company. The claim against the Company alleges $0.5 million of preferential payments in the 90 days prior to the related bankruptcy petition. The claim pertaining to the preferential payments was settled for an immaterial amount during the second quarter of 2002.

In addition, this former customer seeks $9.4 million from the Company for a variety of claims including antitrust, breach of contract, breach of warranty and conversion. These latter claims arise out of allegations that this customer was entitled to various discounts, rebates and credits after it filed for bankruptcy. The Company has purchased insurance with respect to the actions. On August 22, 2002, the court dismissed the antitrust claims. The Company believes that these remaining matters will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.

In 1986, the Company acquired a brake business, which it subsequently sold in March 1998 and which is accounted for as a discontinued operation in the accompanying consolidated financial statements. When the Company originally acquired this brake business, the Company assumed future liabilities relating to any alleged exposure to asbestos-containing products manufactured by the seller of the acquired brake business. In accordance with the related purchase agreement, the Company agreed to assume the liabilities for all new claims filed on or after September 1, 2001. The ultimate exposure to the Company will depend upon the number of claims filed against the Company on or after September 1, 2001 and the amounts paid for indemnity and defense thereof. At December 31, 2001, approximately 100 cases were outstanding for which the Company was responsible for any related liabilities. At December 31, 2002, the number of cases outstanding for which the Company was responsible for related liabilities increased to approximately 2,500, which include approximately 1,600 cases filed in December 2002 in Mississippi. The Company believes that these Mississippi cases filed against the Company in December 2002 were due in large part to potential plaintiffs accelerating the filing of their claims prior to the effective date of Mississippi's tort reform statute in January 2003, which statute eliminated the ability of plaintiffs to file consolidated cases. To date, the amounts paid for settled claims have been immaterial. The Company does not have insurance coverage for the defense and indemnity costs associated with these claims.

In evaluating its potential asbestos-related liability, the Company has considered various factors including, among other things, an actuarial study performed by a leading actuarial firm with expertise in assessing asbestos-related liabilities, settlement amounts of the Company and whether there are any co-defendants, the jurisdiction in which lawsuits are filed, and the status and results of settlement discussions. Actuarial consultants with experience in assessing asbestos-related liabilities completed a study in September 2002 to estimate the Company's potential claim liability. The methodology used to project asbestos-related liabilities and costs in the study considered: (1) historical data available from publicly available studies; (2) an analysis of the Company's recent claims history to estimate likely filing rates for the remainder of 2002 through 2052; (3) an analysis of the Company's currently pending claims; and (4) an analysis of the Company's settlements to date in order to develop average settlement values. Based upon all the information considered by the actuarial firm, the actuarial study estimated an undiscounted liability for settlement payments ranging from $27.3 million to $58 million for the period through 2052.

Accordingly, based on the information contained in the actuarial study and all other available information considered by the Company, the Company recorded an after tax charge of $16.9 million as a loss from discontinued operation during the third quarter of 2002 to reflect such liability. The Company concluded that no amount within the range of settlement payments was more likely than any other and, therefore, recorded the low end of the range as the liability associated with future settlement payments through 2052 in the Company's consolidated financial statements, in accordance with generally accepted accounting principles. Given the uncertainties associated with projecting such matters into the future, the short period of time that the Company has been responsible for defending these claims, and other factors outside the control of the Company, the Company can give no assurance that additional provisions will not be required. Management will continue to monitor the circumstances surrounding these potential liabilities in determining whether additional provisions may be necessary. At the present time, however, the Company does not believe that any additional provisions would be reasonably likely to have a material adverse effect on the Company's liquidity or consolidated financial position.

The Company is involved in various other litigation and product liability matters arising in the ordinary course of business. Although the final outcome of these matters cannot be determined, it is management's opinion that the final resolution of these matters will not have a material effect on the Company's financial statements taken as a whole.

19. SUBSEQUENT EVENTS (UNAUDITED)

On February 7, 2003, the Company signed an agreement to purchase Dana Corporation's Engine Management Group (EMG), for a purchase price equal to the closing net book value of the business, subject to a maximum purchase price of $125 million. Dana's EMG is a leading manufacturer of aftermarket parts in the automotive industry focused exclusively on engine management. The Company intends to finance the acquisition and the closing payment of related fees and expenses and restructuring and integration costs by (a) drawing on the revolving credit facility, as amended, (b) issuing shares of common stock and (c) obtaining seller financing.

The acquisition purchase price is subject to a post-closing adjustment based upon the book value of the acquired assets of Dana's EMG Business less the book value of the assumed liabilities of Dana's EMG Business as of the close of business on the closing date.

The acquisition is subject to obtaining financing for the acquisition and other customary closing conditions. The Company expects to close the acquisition during the second quarter of 2003.

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)

Quarter Ended	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	Mar. 31, 2002
Net Sales	$107,856	$183,631	$180,629	$126,321
Gross Profit	29,127	50,608	46,833	30,976
Earnings (loss) from continuing operations	(8,087)	9,832	6,267	(1,921)
Loss from discontinued operation, net of taxes	(254)	(16,918)	(806)	(319)
Cumulative effect of accounting change, net of taxes	—	—	—	(18,350)
Net Earnings (loss)	$(8,341)	$(7,086)	$ 5,461	$(20,590)
Net Earnings (loss) from continuing operations per common share:				
Basic	$ (.68)	$ .82	$ .53	$ (.16)
Diluted	$ (.68)	$ .72	$ .48	$ (.16)
Net Earnings (loss) per common share:				
Basic	$ (.70)	$ (.59)	$ .46	$ (1.74)
Diluted	$ (.70)	$ (.42)	$ .43	$ (1.74)

(In thousands, except per share amounts)

Quarter Ended	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001
Net Sales	$96,432	$ 157,590	$183,167	$154,463
Gross Profit	18,642	41,151	41,831	37,431
Earnings (loss) from continuing operations	(6,330)	3,748	2,275	619
Extraordinary item - loss on early extinguishment of debt, net of taxes	—	—	(2,797)	—
Net Earnings (loss)	$ (6,330)	$ 3,748	$ (522)	$ 619
Net Earnings (loss) from continuing operations per common share:				
Basic	$ (0.54)	$ 0.32	$ 0.19	$ 0.05
Diluted	$ (0.54)	$ 0.32	$ 0.19	$ 0.05
Net Earnings (loss) per common share:				
Basic	$ (0.54)	$ 0.32	$ (0.05)	$ 0.05
Diluted	$ (0.54)	$ 0.32	$ (0.05)	$ 0.05

The fourth quarter of 2002 reflects unfavorable adjustments including approximately $1.6 million of restructuring costs related to the consolidation of certain manufacturing and distributing facilities within the Temperature Control Segment; and a writeoff of approximately $3.3 million for the impairment of goodwill associated with the Engine Management reporting unit of the Europe Segment.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Standard Motor Products, Inc.:

We have audited the accompanying consolidated balance sheets of Standard Motor Products, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Standard Motor Products, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company adopted Emerging Issues Task Force Issue No. 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)* as of January 1, 2002. As described in Note 6, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* as of January 1, 2002.

New York, New York
February 24, 2003

KPMG LLP

SELECTED FINANCIAL DATA

The following summary financial information has been extracted or derived from the audited financial statements of the Company.

(In thousands, except per share amounts)	Years Ended December 31,				
	2002	2001	2000	1999	1998
Summary of Operations					
Net sales	**$ 598,437**	$591,652	$601,392	$653,451	$640,179
Earnings from continuing operations	**$ 6,091**	$ 312	$ 10,230	$ 8,685	$ 22,257
Net earnings (loss)	**$ (30,556)**	$ (2,485)	$ 9,729	$ 7,625	$ 22,257
Financial Position					
Working capital	**$ 216,932**	$228,356	$188,091	$205,806	$178,324
Total assets	**$ 490,758**	$509,429	$549,396	$556,021	$521,556
Long-term debt (excluding current portion)	**$ 169,440**	$200,066	$150,018	$163,868	$133,749
Stockholders' equity	**$ 153,881**	$185,687	$194,305	$203,518	$205,025
Per Share Data					
Earnings (loss) from continuing operations per share - Basic	**$ 0.51**	$ 0.03	$ 0.86	$ 0.66	$ 1.70
Earnings (loss) per share - Basic	**$ (2.57)**	$ (0.21)	$ 0.82	$ 0.58	$ 1.70
Earnings (loss) per share - Diluted	**$ (2.54)**	$ (0.21)	$ 0.81	$ 0.58	$ 1.69
Stockholders' equity per share	**$ 12.91**	$ 15.77	$ 16.28	$ 15.57	$ 15.68
Cash dividends per common share	**$ 0.36**	$ 0.36	$ 0.36	$ 0.34	$ 0.16

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The Company's Common Stock is traded on the New York Stock Exchange under the symbol SMP. The following table shows the high and low sale prices on the composite tape of, and the dividend paid per share on, the Common Stock during the periods indicated.

2002	Quarter	High	Low	Dividend	2001	Quarter	High	Low	Dividend
	1st	$15.15	$12.90	$0.09		1st	$10.60	$ 7.44	$0.09
	2nd	$17.04	$14.30	$0.09		2nd	$14.50	$ 9.90	$0.09
	3rd	$17.39	$10.63	$0.09		3rd	$13.70	$11.65	$0.09
	4th	$13.90	$ 9.45	$0.09		4th	$14.95	$10.45	$0.09

The Board of Directors will consider the payment of future dividends on the basis of earnings, capital requirements and the financial condition of the Company. Subject to the Company's credit facility, dividends and distributions may be restricted.

Board of Directors

Lawrence I. Sills
Chairman, Chief Executive Officer and
Director of the Company

Arthur D. Davis
Vice Chairman
and Director of the Company

Marilyn F. Cragin
Director of the Company

Susan F. Davis
Director of the Company

Robert M. Gerrity
Director of the Company

John L. Kelsey
Director of the Company

Kenneth A. Lehman
Director of the Company
Managing Director, KKP Group LLC

Arthur S. Sills
Director of the Company

Peter J. Sills
Director of the Company

Frederick D. Sturdivant
Director of the Company
Chairman, Tyler Group, Inc.

William H. Turner
Director of the Company
Chairman, Advisory Council of PNC Bank,
New Jersey

Corporate Officers

Lawrence I. Sills
Chairman and Chief Executive Officer

John P. Gethin
President and Chief Operating Officer
General Manager, Temperature Control
Division

James J. Burke
Vice President, Finance;
Chief Financial Officer

Joseph G. Forlenza
Vice President and General Manager
Engine Management Division

Donald E. Herring
Vice President
Aftermarket Sales

Sanford Kay
Vice President, Human Resources
Secretary

Nitin Parikh
Vice President,
Information Systems

Robert Martin
Treasurer and Assistant Secretary


STANDARD

STANDARD MOTOR PRODUCTS, INC.
37-18 Northern Boulevard, Long Island City, New York 11101 • www.smpcorp.com

